UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 4Q18 and full year 2018 results.

Media Release Zurich, 14 February, 2019

Full year and fourth quarter 2018 financial results

Completes three year restructuring and achieves first annual post-tax profit since 2014 of CHF 2.1 billion

Full year 2018 highlights:

■	Group annual reported pre-tax income of CHF 3.4 billion, up 90% against 2017 reported pre-tax income of CHF 1.8 billion

■	Adjusted* pre-tax income of CHF 4.2 billion, 52% higher than 2017

■	Net income attributable to shareholders of CHF 2.1 billion for 2018, delivering first annual post-tax profit since 2014; achieving diluted earnings of CHF 0.78 per share

■
Adjusted* operating cost base of CHF 16.5 billion for 2018, beating the target of CHF 17 billion by end-2018; cumulative net cost savings of CHF 4.6 billion since end-2015, exceeding target of greater than CHF 4.2 billion by 11%

■	Strong annual inflows with CHF 34.4 billion of Wealth Management Net New Assets (NNA) in 2018, the result of inflows in each quarter; total NNA of CHF 56.5 billion, up 49% against 2017

■
Strategic Resolution Unit (SRU) successfully closed, outperforming end-state targets; adjusted* annual pre-tax loss of USD 1.3 billion compared to USD 3.0 billion in 2016; projected to fall to an adjusted* pre-tax loss of approximately USD 0.5 billion in 2019

■	Strong capital position; CET1 ratio of 12.6%; look-through Tier 1 leverage ratio of 5.2%, up from 5.1% at end-3Q18

■
Share buyback announced in December 2018 and up to CHF 1.5 billion in 2019 approved, with at least CHF 1.0 billion expected, subject to market and economic conditions; 13.9 million shares, worth CHF 170 million, repurchased in January 2019

Media Release Zurich, 14 February, 2019

Fourth quarter 2018 highlights:

■
Highest fourth quarter adjusted* pre-tax income since 2013; adjusted* pre-tax income of CHF 846 million, 49% higher than the fourth quarter of 2017; reported pre-tax income of CHF 628 million, a more than four-fold increase year on year

■	Eleventh consecutive profitable quarter, and ninth consecutive quarter of year on year profit increase, both on an adjusted* basis

■	Lowest quarterly adjusted* operating expenses in last five years, at CHF 3.9 billion

■
Total Wealth Management NNA of CHF 600 million in the quarter, comprising CHF 1.2 billion of NNA in APAC Private Banking in spite of material deleveraging, CHF 0.5 billion in IWM Private Banking, and an outflow of CHF 1.1 billion in SUB Private Clients reflecting seasonal patterns

■	Total Wealth Management-related NNA of CHF 3.4 billion for the quarter; total Assets under Management (AuM) of CHF 1.35 trillion at the end of the quarter

■
Net income attributable to shareholders of CHF 292 million for the quarter, reflecting substantially greater tax charge as a result of a higher effective tax rate and CHF 65 million for the impact from US Base Erosion and Anti-Abuse Tax (BEAT), leading to an effective tax rate for 2018 of 40%

Key metrics
In CHF millions

	2018	2017	4Q18	4Q17
Net revenues	20,920	20,900	4,801	5,189
Of which Wealth Management-related	13,268	12,829	3,281	3,308
Of which IBCM	2,177	2,139	475	565
Of which Markets activities	6,083	6,733	1,136	1,422
Total operating expenses	17,270	18,897	4,114	5,005
Pre-tax income	3,405	1,793	628	141
Adjusted* net revenues	20,821	20,913	4,786	5,217
Adjusted* total operating expenses	16,382	17,941	3,881	4,605
Adjusted* pre-tax income	4,194	2,762	846	569
Net income attributable to shareholders	2,057	-983	292	-2,126

Media Release Zurich, 14 February, 2019

Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:
“We have achieved Group reported pre-tax income of CHF 3.4 billion, 90% higher than in 2017. Net income attributable to shareholders reached CHF 2.1 billion. This is our first annual post-tax profit since 2014 and it was only achieved thanks to the support of our clients, investors and other key stakeholders and the hard work of our teams.

“Our restructuring, initiated in the fourth quarter of 2015, three years ago, was aimed at making the bank more resilient in challenging times by reducing risks, cutting costs and strengthening our capital base. We also wanted to grow our Wealth Management-related revenues and our relatively stable streams of income: we wanted to go back to profitable, compliant, quality growth. We wanted to right-size our more market dependent activities and deal resolutely with our largest legacy issues. These objectives have broadly been achieved and our performance in the final quarter of 2018, our best fourth quarter since 2013, illustrates how much the bank has changed since 2015.

“We saw during the fourth quarter the continued benefits of positive operating leverage in challenging market conditions as well as the benefits of our de-risking efforts as we recorded no material losses in our credit activities, in spite of large increases in spreads. We delivered a profit in one of our most challenging fourth quarters in years, with an adjusted* pre-tax income of CHF 846 million, up 49% year on year. The fourth quarter of 2018 was our ninth consecutive quarter of year on year profit growth and our eleventh consecutive profitable quarter, both on adjusted* basis. Our focus on risk and control helped ensure we remained resilient when navigating headwinds.

“The share buyback programme, which we announced at our 2018 Investor Day, began in January. We see the buyback – of up to CHF 1.5 billion in 2019, with at least CHF 1 billion expected – as a further signal that we have returned the bank to a solid footing.

“With lower costs, lower risks and more capital than at the start of our restructuring in 2015, we believe that the bank is now well positioned to withstand challenging market conditions when they arise, to capitalise on positive trends in the world economy and to grow revenue and profits, by meeting our clients’ needs.”

Outlook
In the fourth quarter of 2018, we experienced widespread volatility and lower activity levels across the market. This has improved so far this year, with signs of normalisation in the first six weeks of 2019, leading to a less negative trading environment than in the fourth quarter but still weaker than in the first quarter of 2018.

With the growth of our Wealth Management-related activities, our revenues increasingly come from more stable, more recurring and less market dependent sources and our Assets under Management have proven resilient. We have seen a recovery in Assets under Management during the month of January, and are now back to November levels, erasing the sharp falls experienced during the December dislocation.

In markets, the year began with a pronounced recovery in equity and debt markets from a very challenging December. Corporate earnings for the fourth quarter have been largely positive and commentary from the US Federal Reserve has been more cautious regarding future rate increases, underpinning a significant improvement in the credit markets. However, concerns over a US government shutdown, the US-China trade dispute and Brexit remain. This has resulted in a very slow

Media Release Zurich, 14 February, 2019

start to the year in terms of Street fees across debt and equity products. There is a significant degree of uncertainty on the evolution during the rest of the first quarter and of the year.

The uncertain political climate in a number of major world economies and the resultant potential disruptions to world trade are clear concerns. With our lower cost base, the reduction of our risk profile, our flexible and diversified model and the benefits flowing from the closure of our Strategic Resolution Unit, we expect to remain resilient in the face of downside risks, and believe we are well positioned to take advantage of any potential upside.

Our strategy of focusing on our unique wealth management franchise with strong investment banking capabilities, low risk and a strong balance sheet is working, and should allow us to continue to support our clients and create growing value for our shareholders.

Media Release Zurich, 14 February, 2019

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Christian Gellerstad and Shan Li for election as new non-executive members of the Board of Directors at the Annual General Meeting on April 26, 2019.

Andreas Koopmann will not stand for re-election at the Annual General Meeting and Alexandre Zeller will step down from the Board of Directors with effect from February 28, 2019. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Regarding the nominations of Christian Gellerstad and Shan Li, Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “Christian Gellerstad, former CEO of Pictet Wealth Management, is a recognised professional with over twenty years of experience and has an excellent international knowledge of running a private banking business in mature as well as developing markets. He has extensive expertise in various leadership functions at Pictet in Switzerland and internationally. Shan Li, Chief Executive Officer of Silk Road Finance Corporation Limited, Hong Kong, has an excellent track record in the financial services industry, particularly in our important Chinese market. Shan Li started his career at Credit Suisse First Boston and for over two decades, held several executive management level positions including Chief International Business Advisor of the China Development Bank, Vice Chairman of UBS Investment Bank Asia, Chief Executive Officer of Bank of China International Holdings, and Chief China Economist at Goldman Sachs. Christian Gellerstad and Shan Li will ideally complement the strengths of the Board of Directors with their great expertise and long experience in their respective fields.”

Regarding the end of Andreas Koopmann's and Alexandre Zeller's tenure as members of the Board of Directors, Urs Rohner stated: “After 10 years on the Board of Directors of Credit Suisse Group and a total of more than two decades in various board and advisory functions at diverse Group entities, Andreas Koopmann will not stand for re-election at the Annual General Meeting. Following Alexandre Zeller's notification that he will join Lombard Odier as Managing Partner, the Board of Directors accepted his resignation from his functions at Credit Suisse Group AG and Credit Suisse (Schweiz) AG, with effect from February 28, 2019, to avoid conflicts of interest. We are very grateful to Andreas Koopmann and Alexandre Zeller for their important contributions to the Group, in particular during the recent restructuring of our bank. It has been a privilege for me and my colleagues to work with them on the Board and the various Committees. I wish both Andreas Koopmann and Alexandre Zeller all the best in their future endeavours."

Dividend
The Board of Directors will propose to shareholders at the Annual General Meeting on April 26, 2019 a distribution of CHF 0.2625 per share out of capital contribution reserves for the financial year 2018. This is in line with our intention to increase the ordinary dividend by at least 5% per annum. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.

Media Release Zurich, 14 February, 2019

Full year overview
At the end of 2018, Credit Suisse completed its three-year restructuring programme. When we announced the programme in October 2015, we had three main objectives. Firstly, there were some urgent matters to be addressed, namely our capital position, absolute level of risk, and our fixed cost base. Secondly, we defined a strategy for sustainable, compliant and profitable growth. Thirdly, our goal was to significantly upgrade our risk and compliance controls and improve our culture.

We have significantly strengthened our capital position since the end of 2015, we have lowered our operating cost base and exceeded our ambitious adjusted* operating cost base target of less than CHF 17 billion, and we have closed the SRU and significantly derisked our Global Markets business.

The continued growth of our Wealth Management-related businesses remained a key focus during 2018, attracting CHF 34.4 billion of Wealth Management NNA last year and delivering net inflows in each quarter. In our Wealth Management franchises, annualised NNA growth was 9% in Private Banking within APAC Wealth Management & Connected, 4% in Private Banking within International Wealth Management and 1% in Private Clients within Swiss Universal Bank. Across the Group, we attracted total NNA of CHF 56.5 billion, up 49% year on year.

Our focus on reducing costs in order to strengthen our ability to withstand a drop in revenues in a volatile industry continued in 2018, with an adjusted* operating cost base, at constant 2015 foreign exchange (FX) rates, of CHF 16.5 billion, compared to CHF 21.2 billion in 2015, a reduction of 22%, and well ahead of our target of less than CHF 17 billion by the end of 2018.

At the same time as growing our revenues and reducing our costs, we have reduced the overall level of risk. The SRU, which was closed on schedule at the end of the year, recorded an adjusted* pre-tax loss of USD 1.3 billion in 2018, down from USD 3.0 billion in 2016. Its residual portfolio, which was transferred to the Asset Resolution Unit, and will be separately disclosed within the Corporate Center as of January 1, 2019, is expected to have a pre-tax profit drag of approximately USD 0.5 billion in 2019.

At a Group-wide level, we exceeded our targets for our CET1 and leverage ratios and our US intermediate holding company completed its first public CCAR stress test in 2018, with the Board of Governors of the Federal Reserve System not objecting to its 2018 capital plan. Given the uncertain macro-economic environment over the last three years, these achievements underscore both the balance and resilience of our new operating model.

During 2018, we continued to deliver successfully on our objectives, against a backdrop of mixed market conditions. In the first half of 2018, markets were favourable and we experienced strong client activity levels. In the second half of the year, we faced more challenging market conditions and a significant drop in client activity resulting from a combination of factors, including increasing trade tensions, rising US interest rates and a rise in geopolitical uncertainty.

Despite this turbulence, we have reported full year pre-tax income of CHF 3.4 billion, up 90% from the previous year. This performance demonstrates the earnings power of the bank now that we have completed the restructuring programme and established Credit Suisse as a leading wealth manager with strong investment banking capabilities. We are well positioned to take advantage of a number of macro trends that we believe will remain supportive over the long term.

Media Release Zurich, 14 February, 2019

Detailed divisional summaries

Swiss Universal Bank (SUB) had a strong FY18 with adjusted* pre-tax income up 18% at CHF 2.2 billion and an increase of 38%1 since the communication of our strategy at the end of 2015. Adjusted* pre-tax income totaled CHF 548 million for the quarter, up 25%, reflecting strong operating leverage. Adjusted* net revenues rose 2%, to CHF 5.5 billion in 2018, mainly due to higher recurring commissions and fees and higher net interest income. Adjusted* operating expenses decreased by 8%, with continued headcount reductions and further efficiency gains from digitalisation and automatisation. Digital onboarding of our clients, the automatisation for standard processes or our online mortgage renewal and our online leasing tool are some examples of our growing digital capabilities. We had strong NNA of CHF 11.6 billion in FY18, with contributions from both segments of the business, reflecting the strength of our franchise.

Private Clients reported adjusted* pre-tax income of CHF 282 million in 4Q18, contributing to FY18 adjusted* pre-tax income of CHF 1.1 billion, up 26%. This increase was primarily driven by solid net interest income and rigorous cost discipline, resulting in continued positive operating leverage. AuM were CHF 198 billion, down 5%, mainly driven by unfavourable market movements. However this was partially offset by NNA of CHF 3.0 billion in FY18, representing contributions from across the business.

In Corporate & Institutional Clients, adjusted* pre-tax income for FY18 rose 10% to CHF 1.1 billion, also supported by the strong NNA momentum in our pension business. For 4Q18, adjusted* pre-tax income was up 18% at CHF 266 million with net revenues up 7% at CHF 633 million. This was mainly driven by resilient net interest income and strong performance in our Swiss investment banking business. Adjusted* total operating expenses were CHF 337 million in 4Q18, down 7%, and were CHF 1.3 billion in FY18, down 8%, benefitting from continued digitalisation efforts.

International Wealth Management (IWM) had a successful year with adjusted* pre-tax income up 21%, reaching our target of CHF 1.8 billion. Continued adjusted* revenue growth for FY18 of 4%, to CHF 5.4 billion, and an adjusted* total operating expense reduction of 3% were the drivers of this step change in profitability. Adjusted* pre-tax income for 4Q18 was CHF 464 million, up 13% compared to 4Q17, as we kept adjusted* net revenues stable in a more challenging environment and reduced adjusted* total operating expenses by 7%. Adjusted* return on regulatory capital reached 33% both in 4Q18 and FY18, while the adjusted* cost/income ratio improved to 65% for the quarter and 66% for the year.

In Private Banking, adjusted* pre-tax income was up 24% at CHF 1.4 billion for FY18 driven by 7% revenue growth, with higher revenues across all major categories, as well as stable adjusted* total operating expenses. Adjusted* pre-tax income for the quarter was CHF 321 million, up 17% from 4Q17, with higher net interest income offsetting lower brokerage and product issuing fees. Our FY18 adjusted* net margin was 38 basis points, up 6 basis points year on year. NNA in FY18 totaled CHF 14.2 billion, representing a growth rate of 4%, with solid inflows, especially from emerging markets.

In Asset Management, adjusted* pre-tax income in FY18 grew by 12% to CHF 427 million, mostly reflecting lower adjusted* total operating expenses that were down 7% year on year. Adjusted* net revenues for FY18 were down 2% year on year, as continued growth in management fees, of 9%, at resilient margins, was offset by lower performance fees and investment-related gains, with a market correction across asset classes in the fourth quarter. NNA for the year stood at CHF 22.2 billion,

Media Release Zurich, 14 February, 2019

representing a growth rate of 6% with broadly distributed contributions from traditional and alternative investments.

Asia Pacific (APAC) generated adjusted* pre-tax income of CHF 804 million in FY18, slightly higher than the prior year, and delivered adjusted* return on regulatory capital of 15%. Our performance in 2018 reflects the resilience of our wealth management strategy and our leading business franchises within APAC, despite significant dislocation across Asian markets, particularly in the second half of the year. Adjusted* pre-tax income for 4Q18 was CHF 64 million, compared to CHF 199 million in 4Q17.

APAC Wealth Management & Connected (WM&C) reported adjusted* pre-tax income of CHF 797 million in FY18, down 3%, and maintained stable revenues in challenging market conditions. Private Banking achieved higher recurring commissions and fees for FY18, largely offsetting lower transaction-based revenues. It ended the year with AuM of CHF 202 billion and NNA of CHF 17.2 billion, with net new assets offsetting negative market movements. Advisory, underwriting, and financing revenues for FY18 were down 5% year on year, mainly driven by lower financing revenues, while fees from M&A transactions and equity underwriting revenues were higher. APAC advisory and underwriting maintained its top 3 ranking2 in terms of share of wallet.

APAC Markets reported adjusted* pre-tax income of USD 10 million in FY18, an improvement from the adjusted* pre-tax loss of USD 26 million in FY17, despite more challenging market conditions in 2018, particularly in the second half. Performance was supported by continued cost discipline, with adjusted* operating expenses down 10%, while revenues for FY18 were USD 1.1 billion, down 6%, which is in line with the guidance we provided at our 2018 Investor Day of 8% to 10% lower than FY17.

Investment Banking and Capital Markets (IBCM) delivered year on year growth in adjusted* pre-tax income and net revenues in FY18, despite a market slowdown in 4Q18. Total global advisory and underwriting revenues3 for FY18 were USD 4.0 billion, down 2% year on year, but outperforming the Street4 in a challenging market environment.

Adjusted* pre-tax income rose 5% to USD 439 million in FY18, including 4Q18 adjusted* pre-tax income of USD 114 million. Additionally, our adjusted* return on regulatory capital was 13.6% for FY18 and our leverage exposure was down 9% at USD 41 billion. Net revenues in FY18 rose 2% year on year, driven by strong performance in advisory but partially offset by lower financing activity, in line with the Street5. Our continued focus on cost discipline led to our adjusted* operating expenses remaining broadly flat with a 2% increase year on year.

Advisory revenues were up 23%, at USD 970 million, for FY18, outperforming the Street5, with 4Q18 being the strongest quarter since 2012. This was mainly driven by higher revenues from completed M&A transactions as well as higher levels of client activity, particularly in the Americas.

Debt underwriting revenues were down 9%, at USD 960 million, for FY18, in line with the Street5. Debt underwriting’s performance was driven by lower leveraged finance and debt capital market revenues but was partially offset by strong performance in the derivatives financing business. However, we still maintained our leading position in leveraged finance5.

Equity underwriting revenues were down 18%, at USD 323 million, for FY18, underperforming the Street5 due to lower client activity and a loss on a block trade in 4Q18.

Media Release Zurich, 14 February, 2019

In 2018, Global Markets (GM) demonstrated strict resource and risk discipline in a challenging operating environment characterised by high levels of volatility and widening credit spreads, particularly in the second half of the year. Adjusted* total operating expenses of USD 4.7 billion decreased by 7% compared to FY17, below our 2018 goal of USD 4.8 billion. In addition, GM maintained its dynamic approach to capital management as leverage exposure decreased by 14% or USD 41 billion. GM recorded an adjusted* pre-tax income of USD 425 million with an adjusted* return on regulatory capital of 3.1% in 2018. In that context, net revenues decreased 10% compared to FY17, reflecting lower results in our fixed income businesses partially offset by strength in our International Trading Solutions (ITS) franchise. In the fourth quarter, GM recorded an adjusted* pre-tax loss of USD 117 million.
Equities revenues of USD 2.0 billion were stable compared to FY17, as continued momentum in equity derivatives was offset mainly by lower cash equities revenues. During the year we continued to invest in equities, particularly in equity derivatives, driving increased collaboration with IWM through the ITS franchise as we continued serving our wealth management clients.
Fixed Income revenues of USD 3.6 billion were down 9%, compared to a strong comparable period in 2017, reflecting reduced client activity across our credit franchise due to challenging operating conditions, particularly in the last quarter. Despite this decline, the Fixed Income franchise remained resilient as we maintained our leading market share in our asset finance and leveraged finance underwriting franchises6.

Media Release Zurich, 14 February, 2019

Credit Suisse and sustainable finance

2018 was the first full year of operation for our Impact Advisory & Finance (IAF) department, which aims to facilitate projects and initiatives for clients that have a positive economic and social impact while generating a financial return. IAF is generating significant momentum across both wealth management and corporate and investment banking. IAF is also playing a part in codifying this relatively new but rapidly growing sector, including consulting with the International Finance Corporation to launch the Principles for Impact Management at the International Monetary Fund meeting in October and becoming a founding member of Bloomberg’s US Alliance for Sustainable Finance in December.

Highlights for the fourth quarter include a landmark of surpassing USD 1 billion of sustainable investments under management in the APAC region, the successful seeding of PG Impact Investments Fund I, which raised USD 210 million to help underserved people globally, and acting for the Israeli aMoon 2 Life Sciences Venture Fund, which to date has raised over CHF 600 million to invest in accelerating cures for life-threatening diseases. In addition, we are seeing significant client appetite for our launch of the RobecoSAM SMART Mobility Fund, which is investing in the electric vehicles value chain.

In November, APAC executed a USD 440 million ESG mandate for a regional institutional client, just one example of how we help clients to align their new or existing mandates with their sustainability objectives. Our international green bond franchise continues to thrive, with underwriting increasing five-fold in 20187.

2018 marked the ten-year anniversary of the bank’s Global Initiatives in Financial Inclusion and Financial Education, the two central themes of Corporate Citizenship funding and employee engagement, with a focus on sector development and innovation. Highlights included three Sustainable Development Goals-focused industry thought leadership events and highly visible internal and external communication measures.

Through Sustainability Affairs, the bank convened three industry roundtables on environmental and social risk management and disclosure of climate-related financial risks, and supported the publication of an investor climate guide. Moreover, the bank updated its Statement on Sustainability and participated in consultations with policymakers on emerging sustainable finance regulation and continued to engage with investors and civil society representatives on topical issues.

Media Release Zurich, 14 February, 2019

Biographies of the proposed new non-executive Board members

Christian Gellerstad is a recognised wealth management professional with over 20 years of experience in the Swiss private banking industry. He looks back on a long and successful career at the Pictet Group, at which he most recently held the position of CEO, Pictet Wealth Management from 2007 to 2018. He was also an Executive Committee Member of Banque Pictet & Cie, Geneva, between 2013 and 2018, and an Equity Partner at the Pictet Group from 2006 until 2018. Christian Gellerstad served as CEO and Managing Director of Banque Pictet & Cie (Europe) in Luxembourg between 2000 and 2007 and prior to that, as Deputy CEO and Senior Vice President of Pictet Bank & Trust in the Bahamas from 1996 to 2000. Christian Gellerstad began his career at Pictet in 1994 as a Financial Analyst and Portfolio Manager in Geneva. Prior to joining the Pictet Group, he worked as an Emerging Markets Trader at Cargill International. Christian Gellerstad currently serves as a non-executive Board Member of Banque Pictet & Cie SA, Geneva, Banque Pictet & Cie (Europe) SA, Luxembourg, and Bank Pictet & Cie (Asia) Ltd., Singapore and as the non-executive Chairman of Pictet Bank & Trust Ltd. Subject to his election as a Board Member at Credit Suisse Group, Christian Gellerstad plans to step down from his directorships at Pictet. Furthermore, he is an independent director of the family-owned industrial companies FAVI SA (since 2015) and AFICA SA (since 2013), both based in France. Christian Gellerstad holds a Masters of Business Administration and Economics from the University of St. Gallen, Switzerland, and is a Certified International Investment Analyst  and Certified Portfolio Manager and Financial Analyst. Christian Gellerstad is a Swiss and Swedish citizen and resides in Switzerland.

Shan Li is an economist and investment expert, who has held executive management level positions in international financial institutions in the US, Europe and Asia over the past two decades. He began his career as an Associate in foreign exchange trading with Credit Suisse First Boston in New York and then worked as an International Economist and Executive Director at Goldman Sachs in New York, Hong Kong, and London between 1993 and 1998. Following that, Shan Li moved to the China Development Bank in Beijing, where he served as the Deputy Head of the Investment Bank Preparation Leading Group from 1998 to 1999. Between 1999 and 2001, he held the position of Head of China Investment Banking at Lehman Brothers in Hong Kong and following that, he served for four years as the CEO of Bank of China International Holdings. In 2005, Shan Li founded San Shan Capital Partners, a private investment firm based in Hong Kong, at which he continues to serve as the Founding Partner. Between 2010 and 2011, Shan Li held the position of Vice Chairman of UBS Asia Investment Bank and from 2013 to 2015, he returned to the China Development Bank in Beijing as the Chief International Business Advisor. Since 2015, Shan Li is the CEO of the Silk Road Finance Corporation. He furthermore serves as Chairman and CEO of Chinastone Capital Management, an investment firm based in Shanghai, a position he’s held since 2010. Shan Li holds a Bachelor of Science in Management Information Systems from Tsinghua University (Beijing), a Master’s degree in Economics from the University of California, Davis, and a PhD in Economics from the Massachusetts Institute of Technology (Cambridge). Shan Li is a Chinese citizen and permanent resident of Hong Kong.

Media Release Zurich, 14 February, 2019

Contact details

Adam Gishen, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Earnings Release, Presentation Slides and Time Series spreadsheets for the full year 2018 and fourth quarter 2018 are available to download from 7:00 CET today at: https://www.credit-suisse.com/results

Credit Suisse’s annual report is expected to be published on March 22, 2019.

Note: Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted* results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Media Release Zurich, 14 February, 2019

Presentation of FY18/4Q18 results – Thursday, February 14, 2019

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer Adam Gishen, Group Head of Investor Relations and Corporate Communications	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer Adam Gishen, Group Head of Investor Relations and Corporate Communications
Language	English	English with simultaneous German translation
Access
Switzerland: +41 44 580 48 73
Europe: +44  207 192 8007
US: +1 866 597 37 99
Reference: Credit Suisse Analysts and Investors call
Conference ID: 3993575

Please dial in 15 minutes before the start of the call

Switzerland: +41 44 580 48 73
Europe: +44 207 192 8007
US: +1 866 597 37 99
Reference: Credit Suisse Media Call
Conference ID English: 5436429
Conference ID German: 3673987

Please dial in 10 minutes before the start of the call

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 3333 00 97 85 US: +1 917 677 75 32 Conference ID: 3993575	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 3333 00 97 85 US: +1 917 677 75 32 Conference ID English: 5436429 Conference ID German: 3673987

Until the end of 2018, the results of Credit Suisse Group comprised the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results excluded revenues and expenses from our Strategic Resolution Unit.

During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we focused our analyses on adjusted results.

Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance.

Media Release Zurich, 14 February, 2019

We reported quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we incurred and other items which were not reflective of our underlying performance but were to be borne during the three-year restructuring programme. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.

Footnotes
1 2015 comparable figure of CHF 1,599 million (excludes Swisscard pre-tax income of CHF 25 million)
2 Source: Dealogic data (APAC excluding Japan and excluding onshore China) for the period ending December 31, 2018
3 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross divisional revenue sharing agreements
4 Source: Dealogic data (Global) for the period ending December 31, 2018
5 Source: Dealogic data (Americas and EMEA) for the period ending December 31, 2018
6 Source: Dealogic data (Americas and EMEA) for the period ending December 31, 2018 and Thomson Reuters for the period ending December 31, 2018
7 Source: Bloomberg as of January 1, 2019; in 2018, Credit Suisse underwrote approximately USD 6.1 billion of green financing compared to 2017, when Credit Suisse underwrote approximately USD 1.2 billion

Abbreviations
APAC – Asia Pacific; ASU – Accounting Standards Update; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BEAT – Base Erosion and Anti-Abuse Tax; BIS – Bank of International Settlements; CCAR – Comprehensive Capital Analysis and Review; CHF – Swiss francs; CET1 – common equity tier 1; DVA - Debit valuation adjustments; EMEA – Europe, Middle East and Africa; ESG – environmental, social and governance; FINMA – Swiss Financial Market Supervisory Authority; FX – foreign exchange; GM – Global Markets; HNW – high-net-worth; IAF – Impact Advisory and Finance department; IBCM – Investment Banking & Capital Markets; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; RWA – risk-weighted assets; SEC – Securities and Exchange Commission; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; USD – US dollar; GAAP – Generally accepted accounting principles; WM&C – Wealth Management & Connected

Important information
This Media Release contains select information from the full 4Q18 Earnings Release and 4Q18 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q18 Earnings Release and 4Q18 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q18 Earnings Release and 4Q18 Results Presentation slides are not incorporated by reference into this Media Release.
Credit Suisse has not finalised its 2018 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Media Release is subject to completion of year-end procedures, which may result in changes to that information.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Our cost savings programme, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings programme). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales, as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Media Release Zurich, 14 February, 2019

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualised numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
This document contains certain unaudited interim financial information for the first quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2019 will be included in our 1Q19 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q19 or the full first quarter of 2019.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology used to calculate gross and net margin.
References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results. References to Markets mean Global Markets and APAC Markets or their combined results.
References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Credit Suisse Group results (CHF million)
Net revenues	4,801	4,888	5,189	(2)	(7)	20,920	20,900	0
Provision for credit losses	59	65	43	(9)	37	245	210	17
Total operating expenses	4,114	4,152	5,005	(1)	(18)	17,270	18,897	(9)
Income before taxes	628	671	141	(6)	345	3,405	1,793	90
Net income/(loss) attributable to shareholders	292	424	(2,126)	(31)	–	2,057	(983)	–
Assets under management and net new assets (CHF million)
Assets under management	1,347.3	1,404.7	1,376.1	(4.1)	(2.1)	1,347.3	1,376.1	(2.1)
Net new assets	0.5	15.7	3.1	(96.8)	(83.9)	56.5	37.8	49.5
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.6	12.9	13.5	–	–	12.6	13.5	–
Look-through CET1 ratio (%)	12.6	12.9	12.8	–	–	12.6	12.8	–
Look-through CET1 leverage ratio (%)	4.1	4.0	3.8	–	–	4.1	3.8	–
Look-through tier 1 leverage ratio (%)	5.2	5.1	5.2	–	–	5.2	5.2	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Statements of operations (CHF million)
Net revenues	4,976	5,042	5,340	(175)	(154)	(151)	4,801	4,888	5,189
Provision for credit losses	60	62	40	(1)	3	3	59	65	43
Compensation and benefits	2,084	2,333	2,503	57	61	65	2,141	2,394	2,568
General and administrative expenses	1,442	1,243	1,726	94	58	209	1,536	1,301	1,935
Commission expenses	298	283	356	3	3	9	301	286	365
Restructuring expenses	167	143	119	(31)	28	18	136	171	137
Total other operating expenses	1,907	1,669	2,201	66	89	236	1,973	1,758	2,437
Total operating expenses	3,991	4,002	4,704	123	150	301	4,114	4,152	5,005
Income/(loss) before taxes	925	978	596	(297)	(307)	(455)	628	671	141
Statement of operations metrics (%)
Return on regulatory capital	8.7	9.0	5.6	–	–	–	5.7	6.0	1.2
Balance sheet statistics (CHF million)
Total assets	748,042	745,486	750,660	20,874	23,058	45,629	768,916	768,544	796,289
Risk-weighted assets [1]	266,656	257,310	238,067	17,926	19,297	33,613	284,582	276,607	271,680
Leverage exposure [1]	851,807	852,092	856,591	29,579	32,860	59,934	881,386	884,952	916,525
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit		Credit Suisse
in / end of	2018	2017	2018	2017	2018	2017
Statements of operations (CHF million)
Net revenues	21,628	21,786	(708)	(886)	20,920	20,900
Provision for credit losses	244	178	1	32	245	210
Compensation and benefits	9,366	10,035	254	332	9,620	10,367
General and administrative expenses	5,380	5,849	385	796	5,765	6,645
Commission expenses	1,247	1,398	12	32	1,259	1,430
Restructuring expenses	605	398	21	57	626	455
Total other operating expenses	7,232	7,645	418	885	7,650	8,530
Total operating expenses	16,598	17,680	672	1,217	17,270	18,897
Income/(loss) before taxes	4,786	3,928	(1,381)	(2,135)	3,405	1,793
Statement of operations metrics (%)
Return on regulatory capital	11.1	9.3	–	–	7.5	3.9
1 Disclosed on a look-through basis.

Adjusted results referred to in this media release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Reconciliation of adjusted results (CHF million)
Net revenues	4,976	5,042	5,340	(175)	(154)	(151)	4,801	4,888	5,189
Real estate gains	(12)	(15)	0	0	0	0	(12)	(15)	0
(Gains)/losses on business sales	(3)	5	28	0	0	0	(3)	5	28
Adjusted net revenues	4,961	5,032	5,368	(175)	(154)	(151)	4,786	4,878	5,217
Provision for credit losses	60	62	40	(1)	3	3	59	65	43
Total operating expenses	3,991	4,002	4,704	123	150	301	4,114	4,152	5,005
Restructuring expenses	(167)	(143)	(119)	31	(28)	(18)	(136)	(171)	(137)
Major litigation provisions	(4)	(13)	(165)	(45)	(9)	(90)	(49)	(22)	(255)
Expenses related to business sales	(47)	0	(8)	(1)	(2)	0	(48)	(2)	(8)
Adjusted total operating expenses	3,773	3,846	4,412	108	111	193	3,881	3,957	4,605
Income/(loss) before taxes	925	978	596	(297)	(307)	(455)	628	671	141
Total adjustments	203	146	320	15	39	108	218	185	428
Adjusted income/(loss) before taxes	1,128	1,124	916	(282)	(268)	(347)	846	856	569
Adjusted return on regulatory capital (%)	10.6	10.4	8.6	–	–	–	7.7	7.6	5.0
	Core Results		Strategic Resolution Unit		Credit Suisse
in	2018	2017	2018	2017	2018	2017
Reconciliation of adjusted results (CHF million)
Net revenues	21,628	21,786	(708)	(886)	20,920	20,900
Real estate gains	(27)	0	(1)	0	(28)	0
(Gains)/losses on business sales	(71)	51	0	(38)	(71)	13
Adjusted net revenues	21,530	21,837	(709)	(924)	20,821	20,913
Provision for credit losses	244	178	1	32	245	210
Total operating expenses	16,598	17,680	672	1,217	17,270	18,897
Restructuring expenses	(605)	(398)	(21)	(57)	(626)	(455)
Major litigation provisions	(94)	(224)	(117)	(269)	(211)	(493)
Expenses related to business sales	(47)	(8)	(4)	0	(51)	(8)
Adjusted total operating expenses	15,852	17,050	530	891	16,382	17,941
Income/(loss) before taxes	4,786	3,928	(1,381)	(2,135)	3,405	1,793
Total adjustments	648	681	141	288	789	969
Adjusted income/(loss) before taxes	5,434	4,609	(1,240)	(1,847)	4,194	2,762
Adjusted return on regulatory capital (%)	12.5	10.9	–	–	9.2	6.0

Reconciliation of adjusted results
	Credit Suisse
in	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	5,595	5,636	5,189	4,972	5,205	5,534	5,181	5,396	5,108	4,638
Real estate gains	0	(1)	0	0	0	0	(78)	(346)	0	0
(Gains)/losses on business sales	0	(73)	28	0	0	(15)	2	0	0	56
Adjusted net revenues	5,595	5,562	5,217	4,972	5,205	5,519	5,105	5,050	5,108	4,694
Provision for credit losses	73	48	43	32	82	53	75	55	(28)	150
Total operating expenses	4,470	4,534	5,005	4,540	4,541	4,811	7,309	5,119	4,937	4,972
Restructuring expenses	(175)	(144)	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)
Major litigation provisions	(55)	(85)	(255)	(108)	(33)	(97)	(2,401)	(306)	0	0
Expenses related to business sales	(1)	0	(8)	0	0	0	0	0	0	0
Adjusted total operating expenses	4,239	4,305	4,605	4,320	4,439	4,577	4,859	4,668	4,846	4,717
Income/(loss) before taxes	1,052	1,054	141	400	582	670	(2,203)	222	199	(484)
Total adjustments	231	155	428	220	102	219	2,374	105	91	311
Adjusted income/(loss) before taxes	1,283	1,209	569	620	684	889	171	327	290	(173)
Reconciliation of adjusted results (continued)
	Credit Suisse
in	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	4,210	5,985	6,955	6,647	6,372	6,578	6,463	6,829
Fair value on own debt	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	(72)	0	(23)	0	(375)	0	(5)	(34)
(Gains)/losses on business sales	(34)	0	0	0	(101)	0	0	0
Adjusted net revenues	4,801	5,362	6,704	6,503	5,599	6,260	6,441	6,884
Provision for credit losses	133	110	51	30	75	59	18	34
Total operating expenses	10,518	5,023	5,248	5,106	5,405	5,181	6,791	5,052
Goodwill impairment	(3,797)	0	0	0	0	0	0	0
Restructuring expenses	(355)	–	–	–	–	–	–	–
Major litigation provisions	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)
Adjusted total operating expenses	5,803	4,819	5,185	5,116	5,012	4,891	5,080	5,010
Income/(loss) before taxes	(6,441)	852	1,656	1,511	892	1,338	(346)	1,743
Total adjustments	5,306	(419)	(188)	(154)	(380)	(28)	1,689	97
Adjusted income/(loss) before taxes	(1,135)	433	1,468	1,357	512	1,310	1,343	1,840

Reconciliation of adjusted results
	SUB, IWM and APAC WM&C
in	2018	2017	2016	2015	[1]
Adjusted results (CHF million)
Net revenues	13,268	12,829	12,361	11,631
Real estate gains	(23)	0	(420)	(95)
(Gains)/losses on business sales	(92)	28	0	(34)
Adjusted net revenues	13,153	12,857	11,941	11,502
Provision for credit losses	186	117	128	174
Total operating expenses	8,528	8,797	8,598	9,252
Goodwill impairment	0	0	0	(446)
Restructuring expenses	(243)	(150)	(128)	(79)
Major litigation provisions	(83)	(97)	(7)	(299)
Expenses related to business sales	(47)	0	0	0
Adjusted total operating expenses	8,155	8,550	8,463	8,428
Income before taxes	4,554	3,915	3,635	2,205
Total adjustments	258	275	(285)	695
Adjusted income before taxes	4,812	4,190	3,350	2,900
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.
Reconciliation of adjustment items
	Group
in	2018	2017	2016	2015
Adjusted results (CHF million)
Total operating expenses	17,270	18,897	22,337	25,895
Goodwill impairment	0	0	0	(3,797)
Restructuring expenses	(626)	(455)	(540)	(355)
Major litigation provisions	(211)	(493)	(2,707)	(820)
Expenses related to business sales	(51)	(8)	0	0
Debit valuation adjustments (DVA)	46	(83)	0	0
Certain accounting changes	(228)	(234)	(70)	(58)
Adjusted operating cost base	16,200	17,624	19,020	20,865
FX adjustment	334	326	291	310
Adjusted FX-neutral operating cost base	16,534	17,950	19,311	21,175

Swiss Universal Bank
	in / end of			% change		in / end of % change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	1,373	1,341	1,318	2	4	5,564	5,396	3
of which Private Clients	740	730	726	1	2	2,989	2,897	3
of which Corporate & Institutional Clients	633	611	592	4	7	2,575	2,499	3
Provision for credit losses	26	31	15	(16)	73	126	75	68
Total operating expenses	816	799	870	2	(6)	3,280	3,556	(8)
Income before taxes	531	511	433	4	23	2,158	1,765	22
of which Private Clients	278	249	212	12	31	1,060	801	32
of which Corporate & Institutional Clients	253	262	221	(3)	14	1,098	964	14
Metrics (%)
Return on regulatory capital	16.7	16.2	13.5	–	–	17.1	13.7	–
Cost/income ratio	59.4	59.6	66.0	–	–	59.0	65.9	–
Private Clients
Assets under management (CHF billion)	198.0	209.3	208.3	(5.4)	(4.9)	198.0	208.3	(4.9)
Net new assets (CHF billion)	(1.1)	0.9	0.0	–	–	3.0	4.7	–
Gross margin (annualized) (bp)	144	139	140	–	–	144	143	–
Net margin (annualized) (bp)	54	48	41	–	–	51	40	–
Corporate & Institutional Clients
Assets under management (CHF billion)	348.7	360.2	354.7	(3.2)	(1.7)	348.7	354.7	(1.7)
Net new assets (CHF billion)	2.1	1.8	(0.2)	–	–	8.6	(13.9)	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	740	730	726	633	611	592	1,373	1,341	1,318
Real estate gains	(6)	(15)	0	0	0	0	(6)	(15)	0
Adjusted net revenues	734	715	726	633	611	592	1,367	1,326	1,318
Provision for credit losses	(4)	13	10	30	18	5	26	31	15
Total operating expenses	466	468	504	350	331	366	816	799	870
Restructuring expenses	(10)	(17)	1	(11)	(8)	1	(21)	(25)	2
Major litigation provisions	0	0	(2)	(2)	(2)	(5)	(2)	(2)	(7)
Adjusted total operating expenses	456	451	503	337	321	362	793	772	865
Income before taxes	278	249	212	253	262	221	531	511	433
Total adjustments	4	2	1	13	10	4	17	12	5
Adjusted income before taxes	282	251	213	266	272	225	548	523	438
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.2	16.6	13.7
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2018	2017	2018	2017	2018	2017	2015	[1]
Adjusted results (CHF million)
Net revenues	2,989	2,897	2,575	2,499	5,564	5,396	5,573
Real estate gains	(21)	0	0	0	(21)	0	(95)
Gains on business sales	(19)	0	(18)	0	(37)	0	(23)
Adjusted net revenues	2,949	2,897	2,557	2,499	5,506	5,396	5,455
Provision for credit losses	30	42	96	33	126	75	138
Total operating expenses	1,899	2,054	1,381	1,502	3,280	3,556	3,785
Restructuring expenses	(66)	(53)	(35)	(6)	(101)	(59)	(42)
Major litigation provisions	0	(6)	(4)	(43)	(4)	(49)	(25)
Adjusted total operating expenses	1,833	1,995	1,342	1,453	3,175	3,448	3,718
Income before taxes	1,060	801	1,098	964	2,158	1,765	1,650
Total adjustments	26	59	21	49	47	108	(51)
Adjusted income before taxes	1,086	860	1,119	1,013	2,205	1,873	1,599
Adjusted return on regulatory capital (%)	–	–	–	–	17.4	14.6	13.2
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.

International Wealth Management
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	1,402	1,265	1,364	11	3	5,414	5,111	6
of which Private Banking	942	913	923	3	2	3,890	3,603	8
of which Asset Management	460	352	441	31	4	1,524	1,508	1
Provision for credit losses	16	15	14	7	14	35	27	30
Total operating expenses	976	872	1,010	12	(3)	3,674	3,733	(2)
Income before taxes	410	378	340	8	21	1,705	1,351	26
of which Private Banking	298	287	236	4	26	1,333	1,024	30
of which Asset Management	112	91	104	23	8	372	327	14
Metrics (%)
Return on regulatory capital	28.9	27.1	25.2	–	–	30.7	25.8	–
Cost/income ratio	69.6	68.9	74.0	–	–	67.9	73.0	–
Private Banking
Assets under management (CHF billion)	357.5	368.4	366.9	(3.0)	(2.6)	357.5	366.9	(2.6)
Net new assets (CHF billion)	0.5	3.0	2.7	–	–	14.2	15.6	–
Gross margin (annualized) (bp)	103	99	101	–	–	106	105	–
Net margin (annualized) (bp)	33	31	26	–	–	36	30	–
Asset Management
Assets under management (CHF billion)	388.7	403.7	385.6	(3.7)	0.8	388.7	385.6	0.8
Net new assets (CHF billion)	0.7	4.5	1.4	–	–	22.2	20.3	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	942	913	923	460	352	441	1,402	1,265	1,364
Real estate gains	(2)	0	0	0	0	0	(2)	0	0
(Gains)/losses on business sales	0	0	0	(24)	5	28	(24)	5	28
Adjusted net revenues	940	913	923	436	357	469	1,376	1,270	1,392
Provision for credit losses	16	15	14	0	0	0	16	15	14
Total operating expenses	628	611	673	348	261	337	976	872	1,010
Restructuring expenses	(25)	(21)	(8)	(8)	(7)	(3)	(33)	(28)	(11)
Major litigation provisions	0	0	(31)	0	0	0	0	0	(31)
Expenses related to business sales	0	0	0	(47)	0	0	(47)	0	0
Adjusted total operating expenses	603	590	634	293	254	334	896	844	968
Income before taxes	298	287	236	112	91	104	410	378	340
Total adjustments	23	21	39	31	12	31	54	33	70
Adjusted income before taxes	321	308	275	143	103	135	464	411	410
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	32.7	29.4	30.5
	Private Banking		Asset Management		International Wealth Management
in	2018	2017	2018	2017	2018	2017
Adjusted results (CHF million)
Net revenues	3,890	3,603	1,524	1,508	5,414	5,111
Real estate gains	(2)	0	0	0	(2)	0
(Gains)/losses on business sales	(37)	0	(18)	28	(55)	28
Adjusted net revenues	3,851	3,603	1,506	1,536	5,357	5,139
Provision for credit losses	35	27	0	0	35	27
Total operating expenses	2,522	2,552	1,152	1,181	3,674	3,733
Restructuring expenses	(89)	(44)	(26)	(26)	(115)	(70)
Major litigation provisions	0	(48)	0	0	0	(48)
Expenses related to business sales	0	0	(47)	0	(47)	0
Adjusted total operating expenses	2,433	2,460	1,079	1,155	3,512	3,615
Income before taxes	1,333	1,024	372	327	1,705	1,351
Total adjustments	50	92	55	54	105	146
Adjusted income before taxes	1,383	1,116	427	381	1,810	1,497
Adjusted return on regulatory capital (%)	–	–	–	–	32.6	28.6

Asia Pacific
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	677	811	885	(17)	(24)	3,393	3,504	(3)
of which Wealth Management & Connected	506	557	626	(9)	(19)	2,290	2,322	(1)
of which Markets	171	254	259	(33)	(34)	1,103	1,182	(7)
Provision for credit losses	8	10	7	(20)	14	35	15	133
Total operating expenses	632	625	702	1	(10)	2,694	2,760	(2)
Income before taxes	37	176	176	(79)	(79)	664	729	(9)
of which Wealth Management & Connected	138	180	229	(23)	(40)	691	799	(14)
of which Markets	(101)	(4)	(53)	–	91	(27)	(70)	(61)
Metrics (%)
Return on regulatory capital	2.7	12.5	13.3	–	–	12.0	13.8	–
Cost/income ratio	93.4	77.1	79.3	–	–	79.4	78.8	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	201.7	207.5	196.8	(2.8)	2.5	201.7	196.8	2.5
Net new assets (CHF billion)	1.2	6.4	1.3	–	–	17.2	16.9	–
Gross margin (annualized) (bp)	70	76	80	–	–	79	88	–
Net margin (annualized) (bp)	19	26	23	–	–	27	30	–

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	506	557	626	171	254	259	677	811	885
Provision for credit losses	9	1	7	(1)	9	0	8	10	7
Total operating expenses	359	376	390	273	249	312	632	625	702
Restructuring expenses	(10)	(3)	(10)	(16)	(6)	(13)	(26)	(9)	(23)
Major litigation provisions	(1)	(1)	0	0	0	0	(1)	(1)	0
Adjusted total operating expenses	348	372	380	257	243	299	605	615	679
Income/(loss) before taxes	138	180	229	(101)	(4)	(53)	37	176	176
Total adjustments	11	4	10	16	6	13	27	10	23
Adjusted income/(loss) before taxes	149	184	239	(85)	2	(40)	64	186	199
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	4.7	13.2	15.0
	Wealth Management & Connected		Markets		Asia Pacific
in	2018	2017	2018	2017	2018	2017
Adjusted results (CHF million)
Net revenues	2,290	2,322	1,103	1,182	3,393	3,504
Provision for credit losses	25	15	10	0	35	15
Total operating expenses	1,574	1,508	1,120	1,252	2,694	2,760
Restructuring expenses	(27)	(21)	(34)	(42)	(61)	(63)
Major litigation provisions	(79)	0	0	0	(79)	0
Adjusted total operating expenses	1,468	1,487	1,086	1,210	2,554	2,697
Income/(loss) before taxes	691	799	(27)	(70)	664	729
Total adjustments	106	21	34	42	140	63
Adjusted income/(loss) before taxes	797	820	7	(28)	804	792
Adjusted return on regulatory capital (%)	–	–	–	–	14.5	15.0
	APAC Markets
in	4Q18	4Q17	2018	2017
Adjusted results (USD million)
Net revenues	173	264	1,134	1,209
Total operating expenses	275	317	1,147	1,277
Restructuring expenses	(16)	(13)	(34)	(42)
Adjusted total operating expenses	259	304	1,113	1,235
Income before taxes	(101)	(53)	(24)	(68)
Total adjustments	16	13	34	42
Adjusted income before taxes	(85)	(40)	10	(26)

Global Markets
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	965	1,043	1,163	(7)	(17)	4,980	5,551	(10)
Provision for credit losses	5	3	8	67	(38)	24	31	(23)
Total operating expenses	1,153	1,136	1,350	1	(15)	4,802	5,070	(5)
Income/(loss) before taxes	(193)	(96)	(195)	101	(1)	154	450	(66)
Metrics (%)
Return on regulatory capital	(6.2)	(3.0)	(5.5)	–	–	1.2	3.2	–
Cost/income ratio	119.5	108.9	116.1	–	–	96.4	91.3	–
Reconciliation of adjusted results
	Global Markets
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	965	1,043	1,163	4,980	5,551
Provision for credit losses	5	3	8	24	31
Total operating expenses	1,153	1,136	1,350	4,802	5,070
Restructuring expenses	(80)	(64)	(71)	(242)	(150)
Major litigation provisions	0	(10)	0	(10)	0
Expenses related to business sales	0	0	(8)	0	(8)
Adjusted total operating expenses	1,073	1,062	1,271	4,550	4,912
Income/(loss) before taxes	(193)	(96)	(195)	154	450
Total adjustments	80	74	79	252	158
Adjusted income/(loss) before taxes	(113)	(22)	(116)	406	608
Adjusted return on regulatory capital (%)	(3.7)	(0.7)	(3.3)	3.1	4.3
	Global Markets
in	4Q18	4Q17	2018	2017
Adjusted results (USD million)
Net revenues	966	1,179	5,115	5,662
Provision for credit losses	4	8	24	32
Total operating expenses	1,158	1,371	4,922	5,172
Restructuring expenses	(79)	(73)	(246)	(154)
Major litigation provisions	0	0	(10)	0
Expenses related to business sales	0	(8)	0	(8)
Adjusted total operating expenses	1,079	1,290	4,666	5,010
Income before taxes	(196)	(200)	169	458
Total adjustments	79	81	256	162
Adjusted income before taxes	(117)	(119)	425	620

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	475	530	565	(10)	(16)	2,177	2,139	2
Provision for credit losses	5	3	(1)	67	–	24	30	(20)
Total operating expenses	365	457	459	(20)	(20)	1,809	1,740	4
Income before taxes	105	70	107	50	(2)	344	369	(7)
Metrics (%)
Return on regulatory capital	12.4	8.9	15.0	–	–	10.9	13.7	–
Cost/income ratio	76.8	86.2	81.2	–	–	83.1	81.3	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	475	530	565	2,177	2,139
Provision for credit losses	5	3	(1)	24	30
Total operating expenses	365	457	459	1,809	1,740
Restructuring expenses	(6)	(17)	(14)	(84)	(42)
Major litigation provisions	(1)	0	0	(1)	0
Adjusted total operating expenses	358	440	445	1,724	1,698
Income before taxes	105	70	107	344	369
Total adjustments	7	17	14	85	42
Adjusted income before taxes	112	87	121	429	411
Adjusted return on regulatory capital (%)	13.3	11.0	16.9	13.6	15.2
	Investment Banking & Capital Markets
in	4Q18	4Q17	2018	2017
Adjusted results (USD million)
Net revenues	476	573	2,228	2,182
Provision for credit losses	5	(1)	24	31
Total operating expenses	365	466	1,854	1,775
Restructuring expenses	(6)	(14)	(87)	(43)
Major litigation provisions	(2)	0	(2)	0
Adjusted total operating expenses	357	452	1,765	1,732
Income before taxes	106	108	350	376
Total adjustments	8	14	89	43
Adjusted income before taxes	114	122	439	419
Global advisory and underwriting revenues
	in			% change		in		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	761	1,020	1,034	(25)	(26)	4,043	4,133	(2)
of which advisory and other fees	308	291	228	6	35	1,163	935	24
of which debt underwriting	368	498	519	(26)	(29)	2,050	2,292	(11)
of which equity underwriting	85	231	287	(63)	(70)	830	906	(8)

Strategic Resolution Unit
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Results (CHF million)
Net revenues	(175)	(154)	(151)	14	16	(708)	(886)	(20)
Provision for credit losses	(1)	3	3	–	–	1	32	(97)
Total operating expenses	123	150	301	(18)	(59)	672	1,217	(45)
Income/(loss) before taxes	(297)	(307)	(455)	(3)	(35)	(1,381)	(2,135)	(35)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	(175)	(154)	(151)	(708)	(886)
Real estate gains	0	0	0	(1)	0
(Gains)/losses on business sales	0	0	0	0	(38)
Adjusted net revenues	(175)	(154)	(151)	(709)	(924)
Provision for credit losses	(1)	3	3	1	32
Total operating expenses	123	150	301	672	1,217
Restructuring expenses	31	(28)	(18)	(21)	(57)
Major litigation provisions	(45)	(9)	(90)	(117)	(269)
Expenses related to business sales	(1)	(2)	0	(4)	0
Adjusted total operating expenses	108	111	193	530	891
Income/(loss) before taxes	(297)	(307)	(455)	(1,381)	(2,135)
Total adjustments	15	39	108	141	288
Adjusted income/(loss) before taxes	(282)	(268)	(347)	(1,240)	(1,847)
	Strategic Resolution Unit
in	2018	2017	2016
Adjusted results (USD million)
Net revenues	(725)	(905)	(1,285)
Real estate gains	(1)	0	(4)
(Gains)/losses on business sales	0	(39)	6
Adjusted net revenues	(726)	(944)	(1,283)
Provision for credit losses	1	31	115
Total operating expenses	690	1,243	4,353
Restructuring expenses	(21)	(59)	(123)
Major litigation provisions	(120)	(275)	(2,646)
Expenses related to business sales	(5)	0	0
Adjusted total operating expenses	544	909	1,584
Income before taxes	(1,416)	(2,179)	(5,753)
Total adjustments	145	295	2,771
Adjusted income before taxes	(1,271)	(1,884)	(2,982)

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerFebruary 14, 2019  Credit SuisseFourth Quarter and Full Year 2018 Results

 Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our 4Q18 Earnings Release, published on February 14, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.  2  February 14, 2019

 Earnings Review  3  February 14, 2019

   We delivered Group adjusted pre-tax income of CHF 4.2 bn in the final year of our restructuring in 2018  4  February 14, 2019  +2.1 bn  Group adjusted pre-tax incomein CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  25%  CAGR2015-18

   We operated in a challenging market environment in 4Q18  5  February 14, 2019  1 Source: Citi Research, Markit, Bloomberg as of December 31, 2018 2 Source: Thomson Reuters as of December 31, 2018 3 Source: Credit Suisse PLUS as of December 31, 2018 4 Source: Dealogic (Americas and EMEA only) for the period ending December 31, 2018  …amid a notable absence of primary market activityStreet fees 4Q18 YoY4  Equity underwriting  -36%  Debt underwriting  -35%    Negative performance across asset classes…Total returns in % by asset class in local currency1      -15  -12  -9  -6  -3  0  +3  +24  +6  +9  +12  +15  …credit spreads widened significantly…US High Yield Index spread-to-worst in bps3  1Q18  2Q18  3Q18  4Q18          …largest 4Q QoQ decline in APAC stock market since 2008…MSCI APAC excl. Japan index 4Q vs. 3Q2

     We achieved the highest fourth quarter PTI since 2013 in 4Q18, our ninth consecutive quarter of YoY profit growth  6  February 14, 2019  1Q  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  -1,135  ‘16  ‘17  ‘18  3Q  ‘16  ‘17  4Q  ‘15  ‘16  ‘17  2Q  ‘16  ‘17  ‘18    +49%  ‘18      ‘18    Group adjustedpre-tax incomein CHF mn

# Our stretching 2018 targets have been broadly achieved and our 4Q18 performance is in line with the guidance provided at the Investor Day despite a challenging end to the year

| **2018 performance selected metrics** adjusted in CHF bn terms unless otherwise specified | | Investor Day 2018 Estimate | **2018 Result** | Δ 2018 vs. 2015 | 2018 Target | **% of Target achieved** |
|---|---|---|---|---|---|---|
| **SUB** | **Pre-tax income** | 2.2-2.3 | **2.2** | +38%[3] | 2.3 | **96%** |
| **IWM** | **Pre-tax income** | 1.7-1.8 | **1.8** | +78% | 1.8[5] | **101%** |
| **APAC WM&C** | **Pre-tax income** | 0.75-0.85 | **0.8** | +180% | 0.85[6] | **94%** |
| **IBCM**[1] | **Pre-tax income** | 0.4-0.5 | **0.44** | +372% | 0.48[7] | **91%** |
| **Global Markets**[1] | **Net revenues** | n/a | **5.1** | -28% | 6.0[8] | **85%** |
| | **Operating expenses** | n/a | **4.7** | -22% | 4.8[8] | **111%** |
| | **RWA** | n/a | **60** | -46%[4] | 60 | **100%** |
| | **Leverage exposure** | n/a | **249** | -43%[4] | 290 | **128%** |
| **SRU**[1] | **Pre-tax loss** | -1.3 | **-1.3** | -44% | -1.4 | **115%** |
| | **RWA excl. Op Risk** | 8 | **7**[2] | -87% | 11 | **109%** |
| | **Leverage exposure** | 31 | **30** | -82% | 40 | **108%** |
| **Cost** | **Operating cost base*** | 16.9 | **16.5** | -22% | 17.0 | **111%** |

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2015 FX rates; see Appendix † See Appendix
1 In USD bn 2 Excl. Op Risk RWA of USD 19 bn in 2015 and USD 11 bn in 2018 3 Excl. Swisscard PTI of CHF 25 mn in 1H15 4 Based on 2018 vs. 3Q15. Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure for GM are USD 63 bn and USD 313 bn, resp.
5 Updated at our Investor Day on December 7, 2016 6 Updated at our Investor Day on November 30, 2017 7 Implied based on 15% adj. RoRC† target at 2018 binding capital constraint 8 Relating to 2018 Ambition

CREDIT SUISSE February 14, 2019 7

# Highlights of 2018

- **Strong revenue growth in Wealth Management[1], outperforming key peers and the wider market in 2018[2]**
- **Continued growth in stable and high-quality revenues with share of NII and recurring fees ~75% of PB[1] revenues**
- **Leveraging our Investment Banking capabilities for our UHNW client franchise**
- **Creating positive operating leverage – delivered cumulative net cost savings[*] of CHF 4.6 bn[3]**
- **Completed SRU wind-down**
- **Strong capital position, started 2019 share buyback program[4]**
- **Navigated through severe market dislocation in 4Q18, with no material losses**
- **Resilient performance in APAC WM&C with particular strength in our APAC Financing Group**
- **Progress towards our 10% RoTE[‡] target**

Note: Adjusted results are non-GAAP financial measures. RoTE (a non-GAAP financial measure) on a reported basis * Measured using adjusted operating cost base at constant 2015 FX rates; see Appendix ‡ See Appendix 1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Source: Company public filings and Credit Suisse internal estimates based on McKinsey Wealth Pools 2017 3 From 2016 to 2018 4 Detailed information on the share buyback program, including the buyback notice, available at https://www.credit-suisse.com/corporate/en/investor-relations/corporate-and-share-information/share-information/share-capital-and-statistics.html

CREDIT SUISSE February 14, 2019 8

   We seem to have produced flat revenues over the 3 years of the restructuring…  9  February 14, 2019  Adjusted net revenuesexcl. Corporate Center1in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Corporate Center net revenues of CHF 263 mn in 2015, CHF 123 mn in 2016, CHF 108 mn in 2017 and CHF 117 mn in 2018 2 Excludes Swisscard net revenues of CHF 148 mn in 1H15  2

     …we focused on growing higher quality Wealth Management revenues, accepting some attrition in our Markets revenues…  10  February 14, 2019  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Corporate Center net revenues of CHF 263 mn in 2015, CHF 123 mn in 2016, CHF 108 mn in 2017 and CHF 117 mn in 2018 2 Includes Global Markets and APAC Markets 3 Relating to SUB, IWM and APAC WM&C 4 Excludes Swisscard net revenues of CHF 148 mn in 1H15  WealthManagement-related3  Marketsactivities2  20.7  23.0  20.8  19.8  SRU              4  IBCM  CAGR2015-18  5%  Adj. net revenuesexcl. Corp. Center1in CHF bn

 11  February 14, 2019  …and as sales and trading revenue pools have steadily declined since 2012 and continue to stagnate…  As per 2018 Investor Day

   …we have successfully pivoted towards our Wealth Management and IBCM businesses…  12  February 14, 2019  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Corporate Center net revenues of CHF 263 mn in 2015, CHF 123 mn in 2016, CHF 108 mn in 2017 and CHF 117 mn in 2018 2 Includes Global Markets and APAC Markets 3 Relating to SUB, IWM and APAC WM&C 4 Excludes Swisscard net revenues of CHF 148 mn in 1H15  Adjusted net revenues excl. Corp. Center1in CHF bn      Global Markets& APACMarkets  SRU  9.7  5.4  Markets activities    -4.3 bn    Wealth Management-related3  IBCM  13.3  15.3  WealthManagement and connected  4    +2.0 bn

 13  February 14, 2019  …and have consistently driven returns higher…  +9 pp.  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  SUB, IWM, APAC WM&C and IBCM adjusted return on regulatory capital†rolling 4 quarters, in CHF terms

     Now    Before  …our value-over-volume approach has proven successful with 2018 profits higher than 2015  14  February 14, 2019  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Percentages refer to contribution to Core adjusted pre-tax income excluding Corporate Center 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15 4 Trading book average one-day, 98% risk management Value-at-Risk in CHF mn  SUB3, IWM,APAC WM&Cand IBCM  Marketsactivities2  Corp. Center  CAGR2015-18  8%  21%  Core adjustedPTI contribution1in CHF bn  5.4  4.3  4.6  3.6  CET1 ratio  11.4%  12.8%  11.5%  Group VaR4  49  26  33  12.6%  29

 We have transformed our Wealth Management businesses and delivered strong revenue growth  15  February 14, 2019  +1.7 bn  Wealth Management-related1 adjusted net revenuesin CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard net revenues of CHF 148 mn in 1H15          5%  Growth  2018 vs. 2015  CAGR  +14%  2

# We are set-up to drive continued Wealth Management growth

**Capture growing global wealth**

- Follow **balanced approach** to wealth management
- Focus on **highest growth and most profitable** UHNW and Entrepreneur segments
- Set-up regionalized structure with **proximity to clients**

**Increase share of wallet**

- **Bespoke financing** transactions
- Best-in-class **global execution** through International Trading Solutions
- Address client demand for **structured product solutions**
- Institutional quality investment solutions to drive **mandate penetration**
- Utilize state-of-the-art **digital capabilities** to **increase client-time** of relationship managers

**Leverage new sources of growth**

- Benefit from investments in **growth markets**
- Fully leverage potential and further investments in new **senior hires** across all divisions
- Proactive management of **wealth transfer** across generations

CREDIT SUISSE
February 14, 2019
16

# Our Wealth Management franchise has outperformed the market, gaining market share in Mature Markets…

**Credit Suisse Wealth Management 2018 NNA growth and revenue growth vs. market[1] since 2015**

| Mature Markets region | Switzerland[2] | Western Europe[3] |
|---|---|---|
| **Revenue growth** CAGR, 2015-2018 | Credit Suisse: 12%; Market: ~3% | Credit Suisse: 1%; Market: ~1% |
| **Credit Suisse NNA growth 2018** | 1.5% | 1.7% |



12%
~3%
CREDIT SUISSE
Market



1%
~1%
CREDIT SUISSE
Market

1 Source: Credit Suisse internal estimates based on McKinsey Wealth Pools 2017 2 Relating to Premium Clients within SUB PC. Excludes Private & Wealth Management Clients 3 Relating to IWM PB. Excludes International Private Clients business and Other (mainly from ITS and Real Assets Lending)

CREDIT SUISSE
February 14, 2019
17

   …as well as across Emerging Markets  18  February 14, 2019  1 Source: Credit Suisse internal estimates based on McKinsey Wealth Pools 2017 2 Relating to IWM PB. Excludes International Private Clients business and Other (mainly from ITS and Real Assets Lending) 3 Relating to APAC PB within WM&C  Revenue growthCAGR, 2015-2018                                                                                                                                                                                                                                                                                          Asia Pacific3  Latin America2  Middle East and Africa2  Emerging Europe2  of which Brazil 11% CAGR  7.5%  7.4%  5.0%  8.7%  Credit SuisseNNA growth 2018        Emerging Markets region  Credit Suisse Wealth Management 2018 NNA growth and revenue growth vs. market1 since 2015  Market  Market  Market  Market

   We have grown our stable and recurring revenue streams by CHF 1.4 bn since 2015  19  February 14, 2019  Stable andrecurring4  Marketdependent3  +1.3 bn  11.3  12.6      70%  74%  5  CAGR2015 vs. 2018  6%  -0.3%  SUB, IWM and APAC PB1net revenues2in CHF bn  1 APAC PB within WM&C 2 Totals include other revenues of CHF 73 mn in 2015 and CHF -9 mn in 2018 3 Includes transaction- & performance-based revenues 4 Includes recurring commissions & fees and net interest income 5 Excludes Swisscard net revenues of CHF 148 mn in 1H15  +1.4 bn

     Wealth Management1 AuMin CHF bn  Our asset gathering capabilities have allowed us to mitigate the impact of weak markets in 4Q18…  20  February 14, 2019  2  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Including other effects of CHF -4 bn  of whichCHF -32 bnin 4Q18  -2%

   …as we have generated positive NNA in every quarter of 2018, including during a challenging 4Q18  21  February 14, 2019  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C  2  NNA growth rateannualized  1%    4%  9%  4%  Wealth Management1 NNAin CHF bn

# We have made continued progress to deepen collaboration between IB and WM despite challenging market conditions

**Structured Products penetration of Private Banking clients**
in % of AuM


1.4x
2.7%
2.9%
3.8%
8.0%
2016[1]
2017[1]
2018[2]
Industry top-quartile[3]


+21%
ITS collaboration revenues[4]
2018 vs. 2017
in USD terms

1 Source: McKinsey private banking survey 2017. AuM represents UHNW, HNW and entry-HNW. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB 2 Credit Suisse internal view leveraging McKinsey methodology. AuM represents UHNW, HNW and entry-HNW. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB 3 Source: McKinsey private banking survey 2017. Industry represents HNW 4 Includes Structured Products, FX, Execution, Lending, Single Global Currency and Other. Refers to gross revenues

CREDIT SUISSE February 14, 2019 22

 Our strategic approach to cost reduction has delivered a sustainably lower break-even point  23  February 14, 2019  -4.6 bn  Adjusted operating cost baseat constant FX rates*in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2015 FX rates; see Appendix  -22%  2018 vs. 2015

# We closed the SRU at end-2018 and we expect to benefit from a further reduction of ~USD 0.8 bn profit drag by 2019

**SRU adjusted pre-tax loss**
in USD bn



2015
2016
2017
2018
2019 expected ARU drag within Corporate Center[1]
-2.3
-3.0
-1.9
-1.3
~ -0.5
~ -0.8 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program was economically completed by end-2018; beginning in 2019, the SRU has ceased to exist as a separate division of the Group and the residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit (ARU) and will be separately disclosed within the Corporate Center
1 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual result may differ from any estimates

CREDIT SUISSE
February 14, 2019
24

 We have transformed and strengthened our capital position  25  February 14, 2019  +2.4 pp.  CET1 ratio      CET1 leverage ratio  +1.3 pp.

 We delivered Group reported PTI of CHF 3.4 bn in 2018  26  February 14, 2019     Group reported pre-tax incomein CHF bn  +5.8 bn

   We launched our 2019 share buyback program  27  February 14, 2019  1 Subject to market and economic conditions 2 Detailed information on the share buyback program, including the buyback notice, available at https://www.credit-suisse.com/corporate/en/investor-relations/corporate-and-share-information/share-information/share-capital-and-statistics.html 3 Subject to approval by the Board of Directors. The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income  2020expecting a similarshare buyback programas in 20193   2019 share buyback programup to CHF 1.5 bn approved withat least CHF 1.0 bn expected1  Commenced on January 14, 20192

# Summary

- **Resilient operating model with continued positive operating leverage amid challenging market conditions**
- **Significantly improved Group performance in 2018 with reported PTI of CHF 3.4 bn**
- **Completed 3-year restructuring program**
- **Well positioned to drive returns higher and deliver growing shareholder value**

CREDIT SUISSE
February 14, 2019
28

 Detailed Financials  29  February 14, 2019

# Results Overview

| Credit Suisse Group in CHF mn unless otherwise specified | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | vs. 2017 |
|---|---|---|---|---|---|---|
| Net revenues | 4,801 | 4,888 | 5,189 | 20,920 | 20,900 | - |
| o/w Wealth Management-related[1] | 3,281 | 3,163 | 3,308 | 13,268 | 12,829 | 3% |
| o/w IBCM in USD mn | 476 | 543 | 573 | 2,228 | 2,182 | 2% |
| o/w Markets activities[2] in USD mn | 1,139 | 1,325 | 1,443 | 6,249 | 6,871 | -9% |
| Provision for credit losses | 59 | 65 | 43 | 245 | 210 | |
| Total operating expenses | 4,114 | 4,152 | 5,005 | 17,270 | 18,897 | -9% |
| **Pre-tax income** | **628** | **671** | **141** | **3,405** | **1,793** | **90%** |
| Restructuring expenses | 136 | 171 | 137 | 626 | 455 | |
| Other adjustments[3] | 82 | 14 | 291 | 163 | 514 | |
| **Adjusted pre-tax income** | **846** | **856** | **569** | **4,194** | **2,762** | **52%** |
| Net income attributable to shareholders | 292 | 424 | -2,126 | 2,057 | -983 | |
| Return on tangible equity‡ | 3.0% | 4.5% | -22.0% | 5.5% | -2.6% | |
| Diluted earnings per share in CHF | 0.11 | 0.16 | -0.83 | 0.78 | -0.41 | |
| Dividend per share in CHF | | | | 0.2625[4] | 0.2500 | 5% |

Note: Adjusted results and RoTE are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix ‡ See Appendix
1 Includes SUB, IWM and APAC WM&C 2 Includes Global Markets and APAC Markets 3 Includes real estate gains, gains/losses on business sales, major litigation provisions and expenses related to business sales, see Appendix for further details 4 Proposed ordinary dividend for the financial year 2018

CREDIT SUISSE February 14, 2019 30

# CET1 ratio at 12.6% and Tier 1 leverage ratio at 5.2%

**Basel III RWA** in CHF bn



12.9%
CET1 ratio
12.6%
277
1
6
-2
2
285
SUB, IWM, APAC +4
IBCM +1
GM +1
3Q18
FX impact
Core businesses[1]
SRU[1]
Methodology & policy changes[2]
4Q18

**Leverage exposure** in CHF bn



4.0%
5.1%
CET1 leverage ratio
Tier 1 leverage ratio
4.1%
5.2%
885
5
-8
881
SUB, IWM, APAC +1
IBCM -1
SRU -4
GM -6
3Q18
FX impact
Net business impact
4Q18

## Key messages

- CET1 ratio of 12.6%; maintain guidance of 12.5% or better by end of 2019, operating with a lower CET1 limit of at least 12% intra-year to accommodate business growth in Wealth Management
- CET1 leverage ratio increased to 4.1% from 4.0% in 3Q18, well in excess of the Swiss 2020 requirement of 3.5%; Tier 1 leverage ratio increased to 5.2% from 5.1% in 3Q18, above target level of >5.0%
- Outperformed year-end 2018 SRU capital targets and estimates provided at the 2018 Investor Day

## Risk-weighted assets

- Increase in RWA driven by business usage across divisions, primarily in our Wealth Management-focused businesses
- Continued reduction of RWA (excl. operational risk) by USD 2 bn in the SRU to USD 7 bn, significantly exceeding year-end target of USD 11 bn
- Increase in market risk RWA of CHF 0.8 bn during 4Q18

## Leverage exposure

- Leverage exposure decreased by CHF 4 bn compared to the prior quarter; higher HQLA at the end of the quarter was more than offset by lower core business assets resulting in net reduction of CHF 8 bn, partially offset by FX
- SRU leverage exposure reduced to USD 30 bn, below year-end target of USD 40 bn

1 Includes model and parameter updates; core businesses include Corporate Center   2 Represents externally prescribed regulatory changes impacting how exposures are treated

CREDIT SUISSE   February 14, 2019   31

 Cost base reduced to CHF 16.5 bn, exceeding our target of <CHF 17.0 bn; CHF 4.6 bn net savings within 3 years  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base / net cost savings at constant 2015 FX rates; see Appendix  Key messagesAchieved CHF 4.6 bn of net cost savings since 2015, thereby exceeding target of >CHF 4.2 bnBroad-based efficiency gains across all expense types and divisions and from the continued wind-down of the SRUOne-off restructuring spend of CHF 2.0 bn to achieve sustainable savings of CHF 4.6 bn vs. 2015; restructuring program now completedContinue to target further productivity improvements to release resources for growth investments  Adjusted operating cost base at constant FX rates*in CHF bn  21.2  19.3  18.0  <17.0    1.9  1.4  >4.2  111% achieved  Net cost savings at constant FX rates*in CHF bn  32  February 14, 2019        16.5    1.4  4.6

 33  February 14, 2019  RoTE in 2018 adversely impacted by own creditmovements and BEAT tax charge  1  Return on tangible equity‡ in 2018  ‡ RoTE is a non-GAAP financial measure, see Appendix1 Reflects impact on tangible shareholders’ equity from own credit movements via other comprehensive income and tax expenses related to own credit movements      Key messagesWe continue to target an RoTE‡ of 10-11% in 2019Progress towards that goal is expected to be supported by a reduction in funding costs, further productivity savings and the completion of the wind-down of the SRUTarget an RoTE‡ of 11-12% in 2020 and >12% beyond 2020

# Swiss Universal Bank

## Strong full year performance with PTI up 38% vs. 2015

### Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net revenues | 1,367 | 1,326 | 1,318 | 5,506 | 5,396 |
| o/w Private Clients | 734 | 715 | 726 | 2,949 | 2,897 |
| o/w Corp. & Inst. Clients | 633 | 611 | 592 | 2,557 | 2,499 |
| Provision for credit losses | 26 | 31 | 15 | 126 | 75 |
| Total operating expenses | 793 | 772 | 865 | 3,175 | 3,448 |
| **Pre-tax income** | **548** | **523** | **438** | **2,205** | **1,873** |
| **o/w Private Clients** | **282** | **251** | **213** | **1,086** | **860** |
| **o/w Corp. & Inst. Clients** | **266** | **272** | **225** | **1,119** | **1,013** |
| **Cost/income ratio** | **58%** | **58%** | **66%** | **58%** | **64%** |
| **Return on regulatory capital†** | **17%** | **17%** | **14%** | **17%** | **15%** |

### Key metrics

| | in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|
| PC | Adj. net margin in bps | 55 | 48 | 41 | 52 | 43 |
| PC | Net new assets | -1.1 | 0.9 | 0.0 | 3.0 | 4.7 |
| PC | Mandate penetration | 31% | 32% | 32% | 31% | 32% |
| | Net loans | 168 | 168 | 165 | 168 | 165 |
| | Risk-weighted assets | 76 | 74 | 66 | 76 | 66 |
| | Leverage exposure | 255 | 252 | 257 | 255 | 257 |

### Key messages

- 2018 PTI increased to CHF 2.2 bn, up 18% vs. 2017
  - Revenues up 2%, driven by recurring commissions & fees and net interest income
  - Operating expenses down 8% from both continued personnel cost reduction and non-compensation savings; cost/income ratio improved by 6 percentage points
- Strong operating leverage in 4Q18 with net revenues up 4%, driven by net interest income and transaction revenues in C&IC, while operating expenses declined 8%

### Private Clients

- 4Q18 PTI of CHF 282 mn, taking the full year PTI up 26% vs. 2017, driven by strong operating leverage
- 2018 NNA of CHF 3.0 bn with the usual seasonal pattern in the fourth quarter amid challenging market conditions

### Corporate & Institutional Clients

- Robust profit growth, full year PTI up 10%
- 4Q18 PTI up 18% with net revenues up 7%, driven by higher net interest income

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. 2015 comparable figures exclude Swisscard pre-tax income of CHF 25 mn. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix

CREDIT SUISSE February 14, 2019 34

# International Wealth Management

## 2018 PTI up 21% with higher revenues and reduced expenses

### Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net revenues | 1,376 | 1,270 | 1,392 | 5,357 | 5,139 |
| o/w Private Banking | 940 | 913 | 923 | 3,851 | 3,603 |
| o/w Asset Management | 436 | 357 | 469 | 1,506 | 1,536 |
| Provision for credit losses | 16 | 15 | 14 | 35 | 27 |
| Total operating expenses | 896 | 844 | 968 | 3,512 | 3,615 |
| **Pre-tax income** | **464** | **411** | **410** | **1,810** | **1,497** |
| **o/w Private Banking** | **321** | **308** | **275** | **1,383** | **1,116** |
| **o/w Asset Management** | **143** | **103** | **135** | **427** | **381** |
| **Cost/income ratio** | **65%** | **66%** | **70%** | **66%** | **70%** |
| **Return on regulatory capital†** | **33%** | **29%** | **31%** | **33%** | **29%** |

### Key metrics

| | in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|
| PB | Adj. net margin in bps | 35 | 33 | 30 | 38 | 32 |
| PB | Net new assets | 0.5 | 3.0 | 2.7 | 14.2 | 15.6 |
| PB | Number of RM | 1,110 | 1,120 | 1,130 | 1,110 | 1,130 |
| PB | Net loans | 52 | 51 | 50 | 52 | 50 |
| | Net new assets AM | 0.7 | 4.5 | 1.4 | 22.2 | 20.3 |
| | Risk-weighted assets | 40 | 39 | 38 | 40 | 38 |
| | Leverage exposure | 99 | 97 | 99 | 99 | 99 |

### Key messages

- 2018 PTI of CHF 1.81 bn at target level, up 78% from 2015
- Maintained operating leverage with 4% full year revenue growth and a 3% cost reduction
- Strong full year NNA with PB at CHF 14.2 bn across all regions and AM at CHF 22.2 bn (4% and 6% growth rate, respectively)

### Private Banking

- PTI up 24% vs. 2017 and up 17% vs. 4Q17; strong operating leverage with 7% higher revenues and stable costs in the full year
- 4Q18 revenues remained resilient with higher net interest income mitigating lower brokerage and product issuing fees
- Improved cost/income ratio to 63% in 2018 and 64% in 4Q18, down 5 percentage points vs. 2017 and 4Q17, respectively

### Asset Management

- PTI up 12% vs. 2017 and up 6% vs. 4Q17
- Continued growth in management fees, up 9% vs. 2017 and up 8% vs. 4Q17 at a recurring fee margin of 32 bps
- Resilient investments & partnerships income, including a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment in 4Q18

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix

CREDIT SUISSE February 14, 2019 35

# Asia Pacific
## Stable PTI performance in severely challenging markets

### Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net revenues | 677 | 811 | 885 | 3,393 | 3,504 |
| o/w WM&C | 506 | 557 | 626 | 2,290 | 2,322 |
| o/w Markets | 171 | 254 | 259 | 1,103 | 1,182 |
| Provision for credit losses | 8 | 10 | 7 | 35 | 15 |
| Total operating expenses | 605 | 615 | 679 | 2,554 | 2,697 |
| **Pre-tax income** | **64** | **186** | **199** | **804** | **792** |
| **o/w WM&C** | **149** | **184** | **239** | **797** | **820** |
| **o/w Markets** | **-85** | **2** | **-40** | **7** | **-28** |
| **Cost/income ratio** | **89%** | **76%** | **77%** | **75%** | **77%** |
| **Return on regulatory capital†** | **5%** | **13%** | **15%** | **15%** | **15%** |

### Key metrics

| in CHF bn | | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|
| PB[1] | Adj. net margin in bps | 21 | 27 | 24 | 28 | 30 |
| PB[1] | Net new assets | 1.2 | 6.4 | 1.3 | 17.2 | 16.9 |
| PB[1] | Number of RM | 580 | 600 | 590 | 580 | 590 |
| PB[1] | Assets under management | 202 | 208 | 197 | 202 | 197 |
| | Net loans | 44 | 42 | 43 | 44 | 43 |
| | Risk-weighted assets | 37 | 34 | 31 | 37 | 31 |
| | Leverage exposure | 106 | 108 | 106 | 106 | 106 |

### Key messages

- Stable 2018 WM&C revenues reflecting resilience of our diversified business model during extremely weak Asian markets in 2H18
- Markets with break-even PTI for the year; lower revenues as a result of significant market dislocation offset by reduced expenses
- Redeployed capital from Markets to WM&C

**Wealth Management & Connected (WM&C)**

- 2018 PTI of CHF 797 mn in a challenging environment; top 3 rank in advisory & underwriting with increased share of wallet in the year[2]
- For the year, PB achieved growth in recurring commissions & fees offsetting lower transaction revenues
- NNA of CHF 17.2 bn at a growth rate of 9% for the year, despite significant deleveraging across the region, in particular in 2H18; AuM exceed CHF 200 bn despite unfavorable market movements
- Continued cost discipline leading to stable full year expenses

**Markets[3]**

- Full year revenues declined 6% reflecting weak markets, particularly in 4Q18, countered by a 10% expense reduction
  - Equities sales and trading revenues declined reflecting lower client activity in a difficult trading environment in 2H18
  - Fixed income sales and trading revenues declined mainly from rates products, partially offset by growth in FX, structured products and credit

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix
1 APAC PB within WM&C 2 Dealogic (APAC excl. Japan and China onshore) for the period ending December 31, 2018 3 All references under key messages for Markets are based on USD

CREDIT SUISSE February 14, 2019 36

# Investment Banking & Capital Markets
## Growth in full year profit despite challenging 4Q

### Adjusted key financials

| in USD mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net revenues | 476 | 543 | 573 | 2,228 | 2,182 |
| Provision for credit losses | 5 | 3 | -1 | 24 | 31 |
| Total operating expenses | 357 | 450 | 452 | 1,765 | 1,732 |
| **Pre-tax income** | **114** | **90** | **122** | **439** | **419** |
| **Cost/income ratio** | **75%** | **83%** | **79%** | **79%** | **79%** |
| **Return on regulatory capital†** | **13%** | **11%** | **17%** | **14%** | **15%** |

### Key metrics

| in USD bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Risk-weighted assets | 25 | 23 | 21 | 25 | 21 |
| Leverage exposure | 41 | 42 | 45 | 41 | 45 |

### Global advisory and underwriting revenues[1]

| in USD mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Global advisory and underwriting revenues | 761 | 1,020 | 1,034 | 4,043 | 4,133 |

### Key messages

- Delivered full year PTI growth despite slowdown in activity in 4Q
- Continued focus on cost discipline and resource management

### Full year 2018 / 4Q18 performance

- 2018 net revenues up 2%, outperforming the Street[2], driven by strong performance in advisory, partially offset by lower financing activity across the Street
- 2018 PTI up 5% driving RoRC† of 14%
- 4Q18 operating expenses down 21% driven by continued cost discipline
- RWA up 19% driven by growth in the underwriting portfolio and the Corporate Bank, the reallocation of operational risk RWA in 1Q18 and increases from methodology changes

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Dealogic for the period ending December 31, 2018

CREDIT SUISSE February 14, 2019 37

# Global Markets
## Strong cost and risk discipline amid difficult market conditions

### Adjusted key financials

| in USD mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Equities[1] | 386 | 426 | 453 | 1,970 | 1,982 |
| Fixed Income[1] | 686 | 755 | 802 | 3,580 | 3,920 |
| Other | -106 | -115 | -76 | -435 | -240 |
| Net revenues | 966 | 1,066 | 1,179 | 5,115 | 5,662 |
| Provision for credit losses | 4 | 3 | 8 | 24 | 32 |
| Total operating expenses | 1,079 | 1,084 | 1,290 | 4,666 | 5,010 |
| **Pre-tax income/loss (-)** | **-117** | **-21** | **-119** | **425** | **620** |
| **Cost/income ratio** | **112%** | **102%** | **109%** | **91%** | **88%** |
| **Return on regulatory capital†** | **n/m** | **n/m** | **n/m** | **3%** | **4%** |

### Key metrics

| in USD bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Risk-weighted assets | 60 | 59 | 60 | 60 | 60 |
| Leverage exposure | 249 | 255 | 290 | 249 | 290 |

### Key messages

- Disciplined resource management resulting in significantly reduced cost base and capital usage
- Investments in Equities franchise and increased collaboration driving strength in ITS
- Resilient credit performance and sustained market shares[2] despite adverse operating conditions, particularly in 4Q18

### Full year 2018 / 4Q18 performance

- 2018 expenses of USD 4.7 bn decreased by USD 344 mn or 7%; exceeded 2018 expense ambition of USD 4.8 bn
- Significant decline in leverage exposure of USD 41 bn or 14%
- 2018 Equities revenues stable, as continued momentum in equity derivatives was offset by lower cash equities revenues
- 2018 Fixed income revenues down 9% vs. a strong 2017, reflecting reduced client activity, particularly in 4Q18

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix 1 Includes sales and trading and underwriting 2 Dealogic (Americas and EMEA only) for the period ending December 31, 2018 for leveraged finance underwriting and Thomson Reuters for the period ending December 31, 2018 for asset finance

CREDIT SUISSE February 14, 2019 38

 Outperformed end-state targets in the SRUResidual portfolio moved into ARU from the beginning of 2019  RWA excl. operational risk1 in USD bn  -87%  Leverage exposure in USD bn  -82%  Adjusted pre-tax loss in USD bn  39  February 14, 2019  Asset Resolution Unit (ARU) to be separately disclosed within the Corporate Center  -57%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program economically completed by end-2018 1 Excludes Op Risk RWA of USD 19 bn in 2015 and 2016, USD 20 bn in 2017 and USD 11 bn in 2018

 Summary  40  February 14, 2019

# Summary

- **Resilient operating model with continued positive operating leverage amid challenging market conditions**
- **Significantly improved Group performance in 2018 with reported PTI of CHF 3.4 bn**
- **Completed 3-year restructuring program**
- **Well positioned to drive returns higher and deliver growing shareholder value**

CREDIT SUISSE
February 14, 2019
41

 Appendix  42  February 14, 2019

# Overview of Credit Suisse 4Q18 results

| Pre-tax income<br>in CHF mn unless otherwise specified | Reported 4Q18 | Reported 3Q18 | Reported 4Q17 | Reported 2018 | Reported 2017 | Adjusted 4Q18 | Adjusted 3Q18 | Adjusted 4Q17 | Adjusted 2018 | Adjusted 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| **SUB** | 531 | 511 | 433 | 2,158 | 1,765 | 548 | 523 | 438 | 2,205 | 1,873 |
| **IWM** | 410 | 378 | 340 | 1,705 | 1,351 | 464 | 411 | 410 | 1,810 | 1,497 |
| **APAC** | 37 | 176 | 176 | 664 | 729 | 64 | 186 | 199 | 804 | 792 |
| **IBCM** in USD mn | 106 | 72 | 108 | 350 | 376 | 114 | 90 | 122 | 439 | 419 |
| **Global Markets** in USD mn | -196 | -97 | -200 | 169 | 458 | -117 | -21 | -119 | 425 | 620 |
| **Corporate Center** | 35 | -61 | -265 | -239 | -736 | 53 | -61 | -136 | -220 | -572 |
| **Total Core** | **925** | **978** | **596** | **4,786** | **3,928** | **1,128** | **1,124** | **916** | **5,434** | **4,609** |
| **SRU** in USD mn | -297 | -314 | -462 | -1,416 | -2,179 | -282 | -275 | -352 | -1,271 | -1,884 |
| **Group** | **628** | **671** | **141** | **3,405** | **1,793** | **846** | **856** | **569** | **4,194** | **2,762** |
| RWA in CHF bn | 285 | 277 | 272 | | | | | | | |
| *CET1 ratio* | *12.6%* | *12.9%* | *12.8%* | | | | | | | |
| Leverage exposure in CHF bn | 881 | 885 | 917 | | | | | | | |
| *Tier 1 leverage ratio* | *5.2%* | *5.1%* | *5.2%* | | | | | | | |

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix
4Q18 average USD/CHF = 1.00; 3Q18 average USD/CHF = 0.98; 4Q17 average USD/CHF = 0.99; 2018 average USD/CHF = 0.98; 2017 average USD/CHF = 0.98

CREDIT SUISSE

February 14, 2019

43

     Net interest income and recurring revenues offer a stable, high-quality and growing income stream…  44  February 14, 2019  4Q16  4Q17  1Q15  4Q18  4Q15  +/- 2%2    CHF 3.3 bncumulative incremental revenues since2015  SUB, IWM and APAC PB1 net interest income and recurring commissions and feesin CHF mn  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean

# …while transaction- and performance-based revenues are intrinsically more volatile

**SUB, IWM and APAC PB[1] transaction- and performance-based revenues**
in CHF mn



1,000
900
800
700
600
1Q15
4Q15
4Q16
4Q17
4Q18
+/- 10%2

1 APAC PB within WM&C   2 Standard deviation of the regression residuals over the mean

CREDIT SUISSE
February 14, 2019
45

# We are benefiting from our growth investments across our Wealth Management markets

**Select Wealth Management growth initiatives**



Established onshore presence in **Thailand**
New advisory office and team expansion in **Mexico**
2016
Launched Entrepreneurs & Executives desk in **Switzerland**
Launched digital PB platform in **Hong Kong**
Established onshore platform in **Saudi Arabia**
2017
Launched digital PB platform in **Australia**
Regionalized structure and leadership appointments in APAC – focused approach to **North and South Asia**
"High tech, high touch" client segmentation in **Switzerland**
2018
Increased franchise regionalization in IWM – additional coverage regions in **Europe, Middle East & Africa and Latin America**
Opened representative office in the **Philippines**
Launched Apple Business Chat in **Singapore and Hong Kong**
Strengthening local presence in **Mexico, Chile and Colombia**
2019

CREDIT SUISSE
February 14, 2019
46

# Swiss Universal Bank
## Private Clients and Corporate & Institutional Clients

**Private Clients** Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net interest income | 440 | 419 | 428 | 1,717 | 1,670 |
| Recurring commissions & fees | 209 | 209 | 208 | 835 | 812 |
| Transaction-based | 85 | 87 | 89 | 397 | 413 |
| Other revenues | - | - | 1 | - | 2 |
| Net revenues | 734 | 715 | 726 | 2,949 | 2,897 |
| Provision for credit losses | -4 | 13 | 10 | 30 | 42 |
| Total operating expenses | 456 | 451 | 503 | 1,833 | 1,995 |
| **Pre-tax income** | **282** | **251** | **213** | **1,086** | **860** |
| **Cost/income ratio** | **62%** | **63%** | **69%** | **62%** | **69%** |

**Key metrics**

| in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Adj. net margin in bps | 55 | 48 | 41 | 52 | 43 |
| Net new assets | -1.1 | 0.9 | 0.0 | 3.0 | 4.7 |
| Mandate penetration | 31% | 32% | 32% | 31% | 32% |
| Assets under management | 198 | 209 | 208 | 198 | 208 |
| Number of RM | 1,260 | 1,270 | 1,300 | 1,260 | 1,300 |

**Corporate & Institutional Clients** Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net interest income | 320 | 297 | 301 | 1,229 | 1,226 |
| Recurring commissions & fees | 160 | 171 | 159 | 680 | 634 |
| Transaction-based | 163 | 157 | 146 | 699 | 694 |
| Other revenues | -10 | -14 | -14 | -51 | -55 |
| Net revenues | 633 | 611 | 592 | 2,557 | 2,499 |
| Provision for credit losses | 30 | 18 | 5 | 96 | 33 |
| Total operating expenses | 337 | 321 | 362 | 1,342 | 1,453 |
| **Pre-tax income** | **266** | **272** | **225** | **1,119** | **1,013** |
| **Cost/income ratio** | **53%** | **53%** | **61%** | **52%** | **58%** |

**Key metrics**

| in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net new assets | 2.1 | 1.8 | -0.2 | 8.6 | -13.9 |
| Assets under management | 349 | 360 | 355 | 349 | 355 |
| Number of RM | 520 | 520 | 540 | 520 | 540 |

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
February 14, 2019
47

# International Wealth Management
## Private Banking and Asset Management

### Private Banking Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net interest income | 404 | 382 | 380 | 1,568 | 1,449 |
| Recurring commissions & fees | 305 | 302 | 308 | 1,227 | 1,200 |
| Transaction- and perf.-based | 229 | 229 | 235 | 1,054 | 953 |
| Other revenues | 2 | - | - | 2 | 1 |
| Net revenues | 940 | 913 | 923 | 3,851 | 3,603 |
| Provision for credit losses | 16 | 15 | 14 | 35 | 27 |
| Total operating expenses | 603 | 590 | 634 | 2,433 | 2,460 |
| **Pre-tax income** | **321** | **308** | **275** | **1,383** | **1,116** |
| **Cost/income ratio** | **64%** | **65%** | **69%** | **63%** | **68%** |

### Key metrics

| in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Adj. net margin in bps | 35 | 33 | 30 | 38 | 32 |
| Net new assets | 0.5 | 3.0 | 2.7 | 14.2 | 15.6 |
| Assets under management | 358 | 368 | 367 | 358 | 367 |
| Mandate penetration | 32% | 33% | 31% | 32% | 31% |
| Net loans | 52 | 51 | 50 | 52 | 50 |
| Number of RM | 1,110 | 1,120 | 1,130 | 1,110 | 1,130 |

### Asset Management Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Management fees | 283 | 279 | 263 | 1,107 | 1,011 |
| Performance & placement rev. | 72 | 32 | 159 | 169 | 293 |
| Investment & partnership inc. | 81 | 46 | 47 | 230 | 232 |
| Net revenues | 436 | 357 | 469 | 1,506 | 1,536 |
| Total operating expenses | 293 | 254 | 334 | 1,079 | 1,155 |
| **Pre-tax income** | **143** | **103** | **135** | **427** | **381** |
| **Cost/income ratio** | **67%** | **71%** | **71%** | **72%** | **75%** |

### Key metrics

| in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net new assets | 0.7 | 4.5 | 1.4 | 22.2 | 20.3 |
| Assets under management | 389 | 404 | 386 | 389 | 386 |

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
February 14, 2019
48

# Asia Pacific
## Wealth Management & Connected and Markets

**Wealth Management & Connected** Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Private Banking | 358 | 387 | 391 | 1,612 | 1,607 |
| Adv., Underwr. and Financing | 148 | 170 | 235 | 678 | 715 |
| Net revenues | 506 | 557 | 626 | 2,290 | 2,322 |
| Provision for credit losses | 9 | 1 | 7 | 25 | 15 |
| Total operating expenses | 348 | 372 | 380 | 1,468 | 1,487 |
| **Pre-tax income** | **149** | **184** | **239** | **797** | **820** |
| **Cost/income ratio** | **69%** | **67%** | **61%** | **64%** | **64%** |
| **Return on regulatory capital**† | **17%** | **23%** | **35%** | **25%** | **30%** |
| Risk-weighted assets in CHF bn | 26 | 23 | 19 | 26 | 19 |
| Leverage exposure in CHF bn | 61 | 56 | 48 | 61 | 48 |

**Markets** Adjusted key financials

| in USD mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Equity sales & trading | 170 | 221 | 240 | 882 | 940 |
| Fixed income sales & trading | 3 | 38 | 24 | 252 | 269 |
| Net revenues | 173 | 259 | 264 | 1,134 | 1,209 |
| Provision for credit losses | -1 | 10 | - | 11 | - |
| Total operating expenses | 259 | 248 | 304 | 1,113 | 1,235 |
| **Pre-tax income/loss (-)** | **-85** | **1** | **-40** | **10** | **-26** |
| **Cost/income ratio** | **150%** | **96%** | **115%** | **98%** | **102%** |
| **Return on regulatory capital**† | **n/m** | **0%** | **n/m** | **0%** | **n/m** |
| Risk-weighted assets in USD bn | 11 | 11 | 12 | 11 | 12 |
| Leverage exposure in USD bn | 46 | 52 | 58 | 46 | 58 |

**Private Banking**[1] **revenue details**

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Net interest income | 156 | 155 | 147 | 628 | 620 |
| Recurring commissions & fees | 93 | 104 | 100 | 420 | 381 |
| Transaction-based revenues | 108 | 128 | 144 | 563 | 606 |
| Other revenues | 1 | - | - | 1 | - |
| Net revenues | 358 | 387 | 391 | 1,612 | 1,607 |

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix † See under 'Notes' at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE February 14, 2019 49

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn


1.3
6.2
3.4
6.4
1.2
4Q17
1Q18
2Q18
3Q18
4Q18

NNA growth (annualized)

3% 13% 7% 12% **2%**

IWM PB NNA in CHF bn


2.7
5.5
5.2
3.0
0.5
4Q17
1Q18
2Q18
3Q18
4Q18

NNA growth (annualized)

3% 6% 6% 3% **1%**

SUB PC NNA in CHF bn


-
2.7
0.5
0.9
-1.1
4Q17
1Q18
2Q18
3Q18
4Q18

NNA growth (annualized)

-% 5% 1% 2% **-2%**

1 APAC PB within WM&C

CREDIT SUISSE
February 14, 2019
50

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. For details on calculations see under ‘Notes’ at the end of this Appendix 1 APAC PB within WM&C  IWM PB Adj. net margin in bps  Adj. gross margin in bps  SUB PC Adj. net margin in bps  Adj. gross margin in bps  365  366  369  366  372  208  205  210  208  208  275  321  308  382  372  213  282  251  268  285  923  940  913  1,006  992  726  734  715  743  757  4Q17  4Q18  2Q18  1Q18  3Q18  4Q17  4Q18  2Q18  1Q18  3Q18  4Q17  4Q18  2Q18  1Q18  3Q18  4Q17  4Q18  2Q18  1Q18  3Q18  APAC PB1 Adj. net margin in bps  4Q17  4Q18  2Q18  Adj. gross margin in bps  1Q18  3Q18  196  206  204  Average AuM in CHF bn  198  205  116  108  136  Adj. pre-tax income in CHF mn  171  153  391  358  387  Adj. net revenues in CHF mn  455  412  4Q17  4Q18  2Q18  1Q18  3Q18  51  February 14, 2019

# Strategic Resolution Unit
## Outperformed all end-state targets

### Key financials

| in USD mn | | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|
| Adjusted | Net revenues | -174 | -158 | -153 | -726 | -944 |
| | Provision for credit losses | -1 | 3 | 3 | 1 | 31 |
| | Total operating expenses | 109 | 114 | 196 | 544 | 909 |
| | **Pre-tax loss** | **-282** | **-275** | **-352** | **-1,271** | **-1,884** |
| Adjustments | | 15 | 39 | 110 | 145 | 295 |
| **Pre-tax loss reported** | | **-297** | **-314** | **-462** | **-1,416** | **-2,179** |

### Key metrics

| | 4Q18 | 3Q18 | 4Q17 | Δ 3Q18 | Δ 4Q17 |
|---|---|---|---|---|---|
| Risk-weighted assets in CHF bn | 18 | 19 | 34 | -7% | -47% |
| RWA excl. operational risk in USD bn | 7 | 9 | 14 | -17% | -49% |
| Leverage exposure in USD bn | 30 | 34 | 61 | -11% | -51% |

### Key messages

The SRU outperformed all targets by end-2018 and was closed following the completion of our restructuring program. The residual portfolio was transferred to the Asset Resolution Unit (ARU) and will be separately disclosed within the Corporate Center as of January 1, 2019

- Full year 2018 adjusted pre-tax loss of USD 1,271 mn compared to a loss of USD 1,884 mn in 2017
  - Net revenues improved by USD 218 mn, reflecting reduced funding requirement for the portfolio
  - Operating expenses down USD 365 mn and USD 2,133 mn compared to 2017 and 2015, respectively, reflecting a comprehensive cost reduction program
- RWA (excl. operational risk) of USD 7 bn compared to year-end target of USD 11 bn; down USD 7 bn YoY and reduced by USD 48 bn compared to 3Q15
- Leverage exposure of USD 30 bn compared to year-end target of USD 40 bn; down USD 31 bn YoY and reduced by USD 166 bn compared to 3Q15

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
February 14, 2019
52

# Corporate Center

## Adjusted key financials

| in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Treasury results | 132 | -5 | 72 | 13 | 56 |
| Other | -31 | 57 | -27 | 104 | 52 |
| Net revenues | 101 | 52 | 45 | 117 | 108 |
| Provision for credit losses | - | - | -3 | - | - |
| Compensation and benefits | -64 | 63 | 81 | 128 | 398 |
| G&A expenses | 107 | 46 | 95 | 160 | 237 |
| Commission expenses | 5 | 4 | 8 | 49 | 45 |
| Total other operating expenses | 112 | 50 | 103 | 209 | 282 |
| Total operating expenses | 48 | 113 | 184 | 337 | 680 |
| **Pre-tax income / loss (-)** | **53** | **-61** | **-136** | **-220** | **-572** |

## Key metrics

| in CHF bn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| Total assets | 104 | 103 | 68 | 104 | 68 |
| Risk-weighted assets | 30 | 30 | 24 | 30 | 24 |
| Leverage exposure | 105 | 105 | 67 | 105 | 67 |

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. 'Other revenues' include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions

CREDIT SUISSE
February 14, 2019
53

# Tangible shareholders' equity benefitted from widening credit spreads

**Tangible shareholders' equity‡**
in CHF bn


37.8
1.3
0.1
0.3
-0.5
39.0
3Q18
Own credit movements
FX
Net income attr. to shareholders
Other
4Q18

**Key messages**

- Year-end tangible shareholders' equity increased by CHF 1.2 bn from 3Q18, mainly driven by the widening of credit spreads across currencies and tenors
  - CHF 1.3 bn positive impact from the fair valuation of own debt
- Last quarter's adverse FX impact of CHF -0.5 bn from 2Q18 only partially reversed by CHF 0.1 bn
- Net income attributable to shareholders contributes CHF 0.3 bn to the increase in tangible shareholders' equity
- Other movements of CHF -0.5 bn include the annual re-measurement of pension plans

Note: Tangible shareholders' equity is a non-GAAP financial measure ‡ See under 'Notes' at the end of this Appendix

CREDIT SUISSE February 14, 2019 54

# Currency mix & Group capital metrics

## Credit Suisse Core results[1]

| Core results | 2018 in CHF mn | CHF | USD | Contribution EUR | GBP | Other |
|---|---|---|---|---|---|---|
| Net revenues | 21,628 | 25% | 49% | 11% | 3% | 12% |
| Total expenses[2] | 16,842 | 31% | 36% | 4% | 10% | 19% |
| **Swiss Universal Bank** | | | | | | |
| Net revenues | 5,564 | 74% | 17% | 6% | 1% | 2% |
| Total expenses[2] | 3,406 | 82% | 12% | 3% | 2% | 1% |
| **International Wealth Management** | | | | | | |
| Net revenues | 5,414 | 17% | 55% | 19% | 2% | 7% |
| Total expenses[2] | 3,709 | 43% | 28% | 9% | 8% | 12% |
| **Asia Pacific** | | | | | | |
| Net revenues | 3,393 | 3% | 41% | 3% | 2% | 51% |
| Total expenses[2] | 2,729 | 7% | 15% | -% | 1% | 77% |
| **Global Markets** | | | | | | |
| Net revenues | 4,980 | 2% | 70% | 14% | 6% | 8% |
| Total expenses[2] | 4,826 | 5% | 60% | 4% | 21% | 10% |
| **Investment Banking & Capital Markets** | | | | | | |
| Net revenues | 2,177 | -% | 85% | 9% | 5% | 1% |
| Total expenses[2] | 1,833 | 2% | 74% | 5% | 14% | 5% |

## Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 2018, the sensitivities are:

- USD/CHF impact on 2018 pre-tax income by CHF +454 / -454 mn
- EUR/CHF impact on 2018 pre-tax income by CHF +161 / -161 mn

## Currency mix capital metric[4]



14%
6%
6%
7%
6%
12%
42%
44%
46%
USD
46%
44%
29%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **-2.7 bps / +3.0 bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.97 and EUR/CHF of 1.15 for the 2018 results
4 Data based on December 2018 month-end currency mix and on a "look-through" basis 5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
February 14, 2019
55

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (1/7)

| Group in CHF mn | 4Q18 | 3Q18 | 2Q18 | 1Q18 | 4Q17 | 3Q17 | 2Q17 | 1Q17 | 4Q16 | 3Q16 | 2Q16 | 1Q16 | 4Q15 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **4,801** | **4,888** | **5,595** | **5,636** | **5,189** | **4,972** | **5,205** | **5,534** | **5,181** | **5,396** | **5,108** | **4,638** | **4,210** | **20,920** | **20,900** | **20,323** | **23,797** |
| Fair value on own debt | - | - | - | - | - | - | - | - | - | - | - | - | 697 | - | - | - | -298 |
| Real estate gains | -12 | -15 | - | -1 | - | - | - | - | -78 | -346 | - | - | -72 | -28 | - | -424 | -95 |
| Gains (-)/losses on business sales | -3 | 5 | - | -73 | 28 | - | - | -15 | 2 | - | - | 56 | -34 | -71 | 13 | 58 | -34 |
| **Net revenues adjusted** | **4,786** | **4,878** | **5,595** | **5,562** | **5,217** | **4,972** | **5,205** | **5,519** | **5,105** | **5,050** | **5,108** | **4,694** | **4,801** | **20,821** | **20,913** | **19,957** | **23,370** |
| **Provision for credit losses** | **59** | **65** | **73** | **48** | **43** | **32** | **82** | **53** | **75** | **55** | **-28** | **150** | **133** | **245** | **210** | **252** | **324** |
| **Total operating expenses reported** | **4,114** | **4,152** | **4,470** | **4,534** | **5,005** | **4,540** | **4,541** | **4,811** | **7,309** | **5,119** | **4,937** | **4,972** | **10,518** | **17,270** | **18,897** | **22,337** | **25,895** |
| Goodwill impairment | - | - | - | - | - | - | - | - | - | - | - | - | -3,797 | - | - | - | -3,797 |
| Restructuring expenses | -136 | -171 | -175 | -144 | -137 | -112 | -69 | -137 | -49 | -145 | -91 | -255 | -355 | -626 | -455 | -540 | -355 |
| Major litigation provisions | -49 | -22 | -55 | -85 | -255 | -108 | -33 | -97 | -2,401 | -306 | - | - | -563 | -211 | -493 | -2,707 | -820 |
| Expenses related to business sales | -48 | -2 | -1 | - | -8 | - | - | - | - | - | - | - | - | -51 | -8 | - | - |
| **Total operating expenses adjusted** | **3,881** | **3,957** | **4,239** | **4,305** | **4,605** | **4,320** | **4,439** | **4,577** | **4,859** | **4,668** | **4,846** | **4,717** | **5,803** | **16,382** | **17,941** | **19,090** | **20,923** |
| **Pre-tax income/loss (-) reported** | **628** | **671** | **1,052** | **1,054** | **141** | **400** | **582** | **670** | **-2,203** | **222** | **199** | **-484** | **-6,441** | **3,405** | **1,793** | **-2,266** | **-2,422** |
| Total adjustments | 218 | 185 | 231 | 155 | 428 | 220 | 102 | 219 | 2,374 | 105 | 91 | 311 | 5,306 | 789 | 969 | 2,881 | 4,545 |
| **Pre-tax income/loss (-) adjusted** | **846** | **856** | **1,283** | **1,209** | **569** | **620** | **684** | **889** | **171** | **327** | **290** | **-173** | **-1,135** | **4,194** | **2,762** | **615** | **2,123** |

| Group in CHF mn | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|
| **Total operating expenses reported** | **17,270** | **18,897** | **22,337** | **25,895** |
| Goodwill impairment | - | - | - | -3,797 |
| Restructuring expenses | -626 | -455 | -540 | -355 |
| Major litigation provisions | -211 | -493 | -2,707 | -820 |
| Expenses related to business sales | -51 | -8 | - | - |
| Debit valuation adjustments (DVA) | 46 | -83 | - | - |
| Certain accounting changes | -228 | -234 | -70 | -58 |
| **Total operating cost base adjusted** | **16,200** | **17,624** | **19,020** | **20,865** |
| FX adjustment | 334 | 326 | 291 | 310 |
| **Total operating cost base adjusted at constant FX** | **16,534** | **17,950** | **19,311** | **21,175** |

CREDIT SUISSE

February 14, 2019

56

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (2/7)

| | **Core** in CHF mn | | | | | | | **WM-related**[1] in CHF mn | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 | 2018 | 2017 | 2016 | 2015[2] |
| **Net revenues reported** | **4,976** | **5,042** | **5,340** | **21,628** | **21,786** | **21,594** | **23,286** | **13,268** | **12,829** | **12,361** | **11,631** |
| Fair value on own debt | - | - | - | - | - | - | -298 | - | - | - | - |
| Real estate gains | -12 | -15 | - | -27 | - | -420 | -95 | -23 | - | -420 | -95 |
| Gains (-)/losses on business sales | -3 | 5 | 28 | -71 | 51 | 52 | -34 | -92 | 28 | - | -34 |
| **Net revenues adjusted** | **4,961** | **5,032** | **5,368** | **21,530** | **21,837** | **21,226** | **22,859** | **13,153** | **12,857** | **11,941** | **11,502** |
| **Provision for credit losses** | **60** | **62** | **40** | **244** | **178** | **141** | **187** | **186** | **117** | **128** | **174** |
| **Total operating expenses reported** | **3,991** | **4,002** | **4,704** | **16,598** | **17,680** | **17,960** | **22,869** | **8,528** | **8,797** | **8,598** | **9,252** |
| Goodwill impairment | - | - | - | - | - | - | -3,797 | - | - | - | -446 |
| Restructuring expenses | -167 | -143 | -119 | -605 | -398 | -419 | -199 | -243 | -150 | -128 | -79 |
| Major litigation provisions | -4 | -13 | -165 | -94 | -224 | -14 | -530 | -83 | -97 | -7 | -299 |
| Expenses related to business sales | -47 | - | -8 | -47 | -8 | - | - | -47 | - | - | - |
| **Total operating expenses adjusted** | **3,773** | **3,846** | **4,412** | **15,852** | **17,050** | **17,527** | **18,343** | **8,155** | **8,550** | **8,463** | **8,428** |
| **Pre-tax income/loss (-) reported** | **925** | **978** | **596** | **4,786** | **3,928** | **3,493** | **230** | **4,554** | **3,915** | **3,635** | **2,205** |
| Total adjustments | 203 | 146 | 320 | 648 | 681 | 65 | 4,099 | 258 | 275 | -285 | 695 |
| **Pre-tax income/loss (-) adjusted** | **1,128** | **1,124** | **916** | **5,434** | **4,609** | **3,558** | **4,329** | **4,812** | **4,190** | **3,350** | **2,900** |

| | **Markets activities**[3] in CHF mn | | | |
|---|---|---|---|---|
| | 2018 | 2017 | 2016 | 2015 |
| **Net revenues reported** | **6,083** | **6,733** | **7,190** | **9,159** |
| **Net revenues adjusted** | **6,083** | **6,733** | **7,190** | **9,159** |
| **Provision for credit losses** | **34** | **31** | **-6** | **14** |
| **Total operating expenses reported** | **5,922** | **6,322** | **6,912** | **10,531** |
| Goodwill impairment | - | - | - | -2,971 |
| Restructuring expenses | -276 | -192 | -256 | -98 |
| Major litigation provisions | -10 | - | -7 | -231 |
| Expenses related to business sales | - | -8 | - | - |
| **Total operating expenses adjusted** | **5,636** | **6,122** | **6,649** | **7,231** |
| **Pre-tax income/loss (-) reported** | **127** | **380** | **284** | **-1,386** |
| Total adjustments | 286 | 200 | 263 | 3,300 |
| **Pre-tax income/loss (-) adjusted** | **413** | **580** | **547** | **1,914** |

1 Refers to SUB, IWM and APAC WM&C 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 3 Refers to GM and APAC Markets

CREDIT SUISSE February 14, 2019 57

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (3/7)

**SUB, IWM, APAC WM&C and IBCM** in CHF mn

| | 4Q18 | 3Q18 | 2Q18 | 1Q18 | 4Q17 | 3Q17 | 2Q17 | 1Q17 | 4Q16 | 3Q16 | 2Q16 | 1Q16 | 4Q15 | 3Q15 | 2Q15[1] | 1Q15[2] | 2018 | 2017 | 2016 | 2015[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **3,756** | **3,693** | **3,971** | **4,025** | **3,873** | **3,586** | **3,739** | **3,770** | **3,832** | **3,696** | **3,480** | **3,325** | **3,455** | **3,207** | **3,523** | **3,233** | **15,445** | **14,968** | **14,333** | **13,418** |
| Real estate gains | -8 | -15 | - | - | - | - | - | - | -74 | -346 | - | - | -72 | - | -23 | - | -23 | - | -420 | -95 |
| Gains (-)/losses on business sales | -24 | 5 | - | -73 | 28 | - | - | - | - | - | - | - | -34 | - | - | - | -92 | 28 | - | -34 |
| **Net revenues adjusted** | **3,724** | **3,683** | **3,971** | **3,952** | **3,901** | **3,586** | **3,739** | **3,770** | **3,758** | **3,350** | **3,480** | **3,325** | **3,349** | **3,207** | **3,500** | **3,233** | **15,330** | **14,996** | **13,913** | **13,289** |
| **Provision for credit losses** | **56** | **50** | **61** | **43** | **35** | **34** | **56** | **22** | **51** | **55** | **28** | **14** | **35** | **74** | **43** | **22** | **210** | **147** | **148** | **174** |
| **Total operating expenses reported** | **2,516** | **2,504** | **2,646** | **2,671** | **2,729** | **2,563** | **2,542** | **2,703** | **2,757** | **2,504** | **2,509** | **2,519** | **3,956** | **2,445** | **2,502** | **2,450** | **10,337** | **10,537** | **10,289** | **11,353** |
| Goodwill impairment | - | - | - | - | - | - | - | - | - | - | - | - | -826 | - | - | - | - | - | - | -826 |
| Restructuring expenses | -70 | -73 | -97 | -87 | -33 | -50 | -15 | -94 | -12 | -56 | -12 | -76 | -101 | - | - | - | -327 | -192 | -156 | -101 |
| Major litigation provisions | -4 | -3 | -29 | -48 | -38 | -20 | -12 | -27 | -26 | 19 | - | - | -259 | -50 | - | 10 | -84 | -97 | -7 | -299 |
| Expenses related to business sales | -47 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | -47 | - | - | - |
| **Total operating expenses adjusted** | **2,395** | **2,428** | **2,520** | **2,536** | **2,658** | **2,493** | **2,515** | **2,582** | **2,719** | **2,467** | **2,497** | **2,443** | **2,770** | **2,395** | **2,502** | **2,460** | **9,879** | **10,248** | **10,126** | **10,127** |
| **Pre-tax income/loss (-) reported** | **1,184** | **1,139** | **1,264** | **1,311** | **1,109** | **989** | **1,141** | **1,045** | **1,024** | **1,137** | **943** | **792** | **-536** | **688** | **978** | **761** | **4,898** | **4,284** | **3,896** | **1,891** |
| Total adjustments | 89 | 66 | 126 | 62 | 99 | 70 | 27 | 121 | -36 | -309 | 12 | 76 | 1,080 | 50 | -23 | -10 | 343 | 317 | -257 | 1,097 |
| **Pre-tax income/loss (-) adjusted** | **1,273** | **1,205** | **1,390** | **1,373** | **1,208** | **1,059** | **1,168** | **1,166** | **988** | **828** | **955** | **868** | **544** | **738** | **955** | **751** | **5,241** | **4,601** | **3,639** | **2,988** |

1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE
February 14, 2019
58

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (4/7)

**SUB** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015[1] |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **1,373** | **1,341** | **1,318** | **5,564** | **5,396** | **5,759** | **5,573** |
| Real estate gains | -6 | -15 | - | -21 | - | -366 | -95 |
| Gains (-)/losses on business sales | - | - | - | -37 | - | - | -23 |
| **Net revenues adjusted** | **1,367** | **1,326** | **1,318** | **5,506** | **5,396** | **5,393** | **5,455** |
| **Provision for credit losses** | **26** | **31** | **15** | **126** | **75** | **79** | **138** |
| **Total operating expenses reported** | **816** | **799** | **870** | **3,280** | **3,556** | **3,655** | **3,785** |
| Restructuring expenses | -21 | -25 | 2 | -101 | -59 | -60 | -42 |
| Major litigation provisions | -2 | -2 | -7 | -4 | -49 | -19 | -25 |
| **Total operating expenses adjusted** | **793** | **772** | **865** | **3,175** | **3,448** | **3,576** | **3,718** |
| **Pre-tax income/loss (-) reported** | **531** | **511** | **433** | **2,158** | **1,765** | **2,025** | **1,650** |
| Total adjustments | 17 | 12 | 5 | 47 | 108 | -287 | -51 |
| **Pre-tax income/loss (-) adjusted** | **548** | **523** | **438** | **2,205** | **1,873** | **1,738** | **1,599** |

**SUB PC** in CHF mn

| | 4Q18 | 3Q18 | 2Q18 | 1Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **740** | **730** | **757** | **762** | **726** | **2,989** | **2,897** |
| Real estate gains | -6 | -15 | - | - | - | -21 | - |
| Gains (-)/losses on business sales | - | - | - | -19 | - | -19 | - |
| **Net revenues adjusted** | **734** | **715** | **757** | **743** | **726** | **2,949** | **2,897** |
| **Provision for credit losses** | **-4** | **13** | **11** | **10** | **10** | **30** | **42** |
| **Total operating expenses reported** | **466** | **468** | **478** | **487** | **504** | **1,899** | **2,054** |
| Restructuring expenses | -10 | -17 | -17 | -22 | 1 | -66 | -53 |
| Major litigation provisions | - | - | - | - | -2 | - | -6 |
| **Total operating expenses adjusted** | **456** | **451** | **461** | **465** | **503** | **1,833** | **1,995** |
| **Pre-tax income/loss (-) reported** | **278** | **249** | **268** | **265** | **212** | **1,060** | **801** |
| Total adjustments | 4 | 2 | 17 | 3 | 1 | 26 | 59 |
| **Pre-tax income/loss (-) adjusted** | **282** | **251** | **285** | **268** | **213** | **1,086** | **860** |

**SUB C&IC** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| **Net revenues reported** | **633** | **611** | **592** | **2,575** | **2,499** |
| Real estate gains | - | - | - | - | - |
| Gains (-)/losses on business sales | - | - | - | -18 | - |
| **Net revenues adjusted** | **633** | **611** | **592** | **2,557** | **2,499** |
| **Provision for credit losses** | **30** | **18** | **5** | **96** | **33** |
| **Total operating expenses reported** | **350** | **331** | **366** | **1,381** | **1,502** |
| Restructuring expenses | -11 | -8 | 1 | -35 | -6 |
| Major litigation provisions | -2 | -2 | -5 | -4 | -43 |
| **Total operating expenses adjusted** | **337** | **321** | **362** | **1,342** | **1,453** |
| **Pre-tax income/loss (-) reported** | **253** | **262** | **221** | **1,098** | **964** |
| Total adjustments | 13 | 10 | 4 | 21 | 49 |
| **Pre-tax income/loss (-) adjusted** | **266** | **272** | **225** | **1,119** | **1,013** |

**IWM** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **1,402** | **1,265** | **1,364** | **5,414** | **5,111** | **4,698** | **4,552** |
| Real estate gains | -2 | - | - | -2 | - | -54 | - |
| Gains (-)/losses on business sales | -24 | 5 | 28 | -55 | 28 | - | -11 |
| **Net revenues adjusted** | **1,376** | **1,270** | **1,392** | **5,357** | **5,139** | **4,644** | **4,541** |
| **Provision for credit losses** | **16** | **15** | **14** | **35** | **27** | **20** | **5** |
| **Total operating expenses reported** | **976** | **872** | **1,010** | **3,674** | **3,733** | **3,557** | **3,824** |
| Restructuring expenses | -33 | -28 | -11 | -115 | -70 | -54 | -36 |
| Major litigation provisions | - | - | -31 | - | -48 | 12 | -268 |
| Expenses related to business sales | -47 | - | - | -47 | - | - | - |
| **Total operating expenses adjusted** | **896** | **844** | **968** | **3,512** | **3,615** | **3,515** | **3,520** |
| **Pre-tax income/loss (-) reported** | **410** | **378** | **340** | **1,705** | **1,351** | **1,121** | **723** |
| Total adjustments | 54 | 33 | 70 | 105 | 146 | -12 | 293 |
| **Pre-tax income/loss (-) adjusted** | **464** | **411** | **410** | **1,810** | **1,497** | **1,109** | **1,016** |

**IWM PB** in CHF mn

| | 4Q18 | 3Q18 | 2Q18 | 1Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **942** | **913** | **992** | **1,043** | **923** | **3,890** | **3,603** |
| Real estate gains | -2 | - | - | - | - | -2 | - |
| Gains (-)/losses on business sales | - | - | - | -37 | - | -37 | - |
| **Net revenues adjusted** | **940** | **913** | **992** | **1,006** | **923** | **3,851** | **3,603** |
| **Provision for credit losses** | **16** | **15** | **5** | **-1** | **14** | **35** | **27** |
| **Total operating expenses reported** | **628** | **611** | **640** | **643** | **673** | **2,522** | **2,552** |
| Restructuring expenses | -25 | -21 | -25 | -18 | -8 | -89 | -44 |
| Major litigation provisions | - | - | - | - | -31 | - | -48 |
| Expenses related to business sales | - | - | - | - | - | - | - |
| **Total operating expenses adjusted** | **603** | **590** | **615** | **625** | **634** | **2,433** | **2,460** |
| **Pre-tax income/loss (-) reported** | **298** | **287** | **347** | **401** | **236** | **1,333** | **1,024** |
| Total adjustments | 23 | 21 | 25 | -19 | 39 | 50 | 92 |
| **Pre-tax income/loss (-) adjusted** | **321** | **308** | **372** | **382** | **275** | **1,383** | **1,116** |

**IWM AM** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| **Net revenues reported** | **460** | **352** | **441** | **1,524** | **1,508** |
| Real estate gains | - | - | - | - | - |
| Gains (-)/losses on business sales | -24 | 5 | 28 | -18 | 28 |
| **Net revenues adjusted** | **436** | **357** | **469** | **1,506** | **1,536** |
| **Provision for credit losses** | **-** | **-** | **-** | **-** | **-** |
| **Total operating expenses reported** | **348** | **261** | **337** | **1,152** | **1,181** |
| Restructuring expenses | -8 | -7 | -3 | -26 | -26 |
| Major litigation provisions | - | - | - | - | - |
| Expenses related to business sales | -47 | - | - | -47 | - |
| **Total operating expenses adjusted** | **293** | **254** | **334** | **1,079** | **1,155** |
| **Pre-tax income/loss (-) reported** | **112** | **91** | **104** | **372** | **327** |
| Total adjustments | 31 | 12 | 31 | 55 | 54 |
| **Pre-tax income/loss (-) adjusted** | **143** | **103** | **135** | **427** | **381** |

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE

February 14, 2019

59

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (5/7)

**APAC** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | 677 | 811 | 885 | 3,393 | 3,504 | 3,597 | 3,839 |
| **Net revenues adjusted** | 677 | 811 | 885 | 3,393 | 3,504 | 3,597 | 3,839 |
| **Provision for credit losses** | 8 | 10 | 7 | 35 | 15 | 26 | 35 |
| **Total operating expenses reported** | 632 | 625 | 702 | 2,694 | 2,760 | 2,846 | 3,427 |
| Goodwill impairment | - | - | - | - | - | - | -756 |
| Restructuring expenses | -26 | -9 | -23 | -61 | -63 | -53 | -3 |
| Major litigation provisions | -1 | -1 | - | -79 | - | - | -6 |
| **Total operating expenses adjusted** | 605 | 615 | 679 | 2,554 | 2,697 | 2,793 | 2,662 |
| **Pre-tax income/loss (-) reported** | 37 | 176 | 176 | 664 | 729 | 725 | 377 |
| Total adjustments | 27 | 10 | 23 | 140 | 63 | 53 | 765 |
| **Pre-tax income/loss (-) adjusted** | 64 | 186 | 199 | 804 | 792 | 778 | 1,142 |

**APAC WM&C** in CHF mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | 506 | 557 | 626 | 2,290 | 2,322 | 1,904 | 1,506 |
| **Net revenues adjusted** | 506 | 557 | 626 | 2,290 | 2,322 | 1,904 | 1,506 |
| **Provision for credit losses** | 9 | 1 | 7 | 25 | 15 | 29 | 31 |
| **Total operating expenses reported** | 359 | 376 | 390 | 1,574 | 1,508 | 1,386 | 1,643 |
| Goodwill impairment | - | - | - | - | - | - | -446 |
| Restructuring expenses | -10 | -3 | -10 | -27 | -21 | -14 | -1 |
| Major litigation provisions | -1 | -1 | - | -79 | - | - | -6 |
| **Total operating expenses adjusted** | 348 | 372 | 380 | 1,468 | 1,487 | 1,372 | 1,190 |
| **Pre-tax income/loss (-) reported** | 138 | 180 | 229 | 691 | 799 | 489 | -168 |
| Total adjustments | 11 | 4 | 10 | 106 | 21 | 14 | 453 |
| **Pre-tax income/loss (-) adjusted** | 149 | 184 | 239 | 797 | 820 | 503 | 285 |

**APAC Mkts** in CHF mn

| | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|
| **Net revenues reported** | 1,103 | 1,182 | 1,693 | 2,333 |
| **Net revenues adjusted** | 1,103 | 1,182 | 1,693 | 2,333 |
| **Provision for credit losses** | 10 | - | -3 | 4 |
| **Total operating expenses reported** | 1,120 | 1,252 | 1,460 | 1,784 |
| Goodwill impairment | - | - | - | -310 |
| Restructuring expenses | -34 | -42 | -39 | -2 |
| **Total operating expenses adjusted** | 1,086 | 1,210 | 1,421 | 1,472 |
| **Pre-tax income/loss (-) reported** | -27 | -70 | 236 | 545 |
| Total adjustments | 34 | 42 | 39 | 312 |
| **Pre-tax income/loss (-) adjusted** | 7 | -28 | 275 | 857 |

**APAC Mkts** in USD mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 |
|---|---|---|---|---|---|
| **Net revenues reported** | 173 | 259 | 264 | 1,134 | 1,209 |
| **Net revenues adjusted** | 173 | 259 | 264 | 1,134 | 1,209 |
| **Provision for credit losses** | -1 | 10 | - | 11 | - |
| **Total operating expenses reported** | 275 | 253 | 317 | 1,147 | 1,277 |
| Goodwill impairment | - | - | - | - | - |
| Restructuring expenses | -16 | -5 | -13 | -34 | -42 |
| **Total operating expenses adjusted** | 259 | 248 | 304 | 1,113 | 1,235 |
| **Pre-tax income/loss (-) reported** | -101 | -4 | -53 | -24 | -68 |
| Total adjustments | 16 | 5 | 13 | 34 | 42 |
| **Pre-tax income/loss (-) adjusted** | -85 | 1 | -40 | 10 | -26 |

**APAC PB** in CHF mn

| | 4Q18 | 3Q18 | 2Q18 | 1Q18 | 4Q17 |
|---|---|---|---|---|---|
| **Net revenues reported** | 358 | 387 | 412 | 455 | 391 |
| **Net revenues adjusted** | 358 | 387 | 412 | 455 | 391 |
| **Provision for credit losses** | -1 | -3 | 6 | 4 | 7 |
| **Total operating expenses reported** | 262 | 257 | 258 | 281 | 271 |
| Goodwill impairment | - | - | - | - | - |
| Restructuring expenses | -11 | -3 | -5 | -1 | -3 |
| **Total operating expenses adjusted** | 251 | 254 | 253 | 280 | 268 |
| **Pre-tax income/loss (-) reported** | 97 | 133 | 148 | 170 | 113 |
| Total adjustments | 11 | 3 | 5 | 1 | 3 |
| **Pre-tax income/loss (-) adjusted** | 108 | 136 | 153 | 171 | 116 |

CREDIT SUISSE

February 14, 2019

60

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (6/7)

**IBCM** in USD mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | 476 | 543 | 573 | 2,228 | 2,182 | 2,001 | 1,857 |
| **Net revenues adjusted** | 476 | 543 | 573 | 2,228 | 2,182 | 2,001 | 1,857 |
| **Provision for credit losses** | 5 | 3 | -1 | 24 | 31 | 20 | - |
| **Total operating expenses reported** | 365 | 468 | 466 | 1,854 | 1,775 | 1,713 | 2,170 |
| Goodwill impairment | - | - | - | - | - | - | -384 |
| Restructuring expenses | -6 | -18 | -14 | -87 | -43 | -29 | -22 |
| Major litigation provisions | -2 | - | - | -2 | - | - | - |
| **Total operating expenses adjusted** | 357 | 450 | 452 | 1,765 | 1,732 | 1,684 | 1,764 |
| **Pre-tax income/loss (-) reported** | 106 | 72 | 108 | 350 | 376 | 268 | -313 |
| Total adjustments | 8 | 18 | 14 | 89 | 43 | 29 | 406 |
| **Pre-tax income/loss (-) adjusted** | 114 | 90 | 122 | 439 | 419 | 297 | 93 |

**IBCM** in CHF mn

| | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|
| **Net revenues reported** | 2,177 | 2,139 | 1,972 | 1,787 |
| **Net revenues adjusted** | 2,177 | 2,139 | 1,972 | 1,787 |
| **Provision for credit losses** | 24 | 30 | 20 | - |
| **Total operating expenses reported** | 1,809 | 1,740 | 1,691 | 2,101 |
| Goodwill impairment | - | - | - | -380 |
| Restructuring expenses | -84 | -42 | -28 | -22 |
| Major litigation provisions | -1 | - | - | - |
| **Total operating expenses adjusted** | 1,724 | 1,698 | 1,663 | 1,699 |
| **Pre-tax income/loss (-) reported** | 344 | 369 | 261 | -314 |
| Total adjustments | 85 | 42 | 28 | 402 |
| **Pre-tax income/loss (-) adjusted** | 429 | 411 | 289 | 88 |

**GM** in USD mn

| | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | 966 | 1,066 | 1,179 | 5,115 | 5,662 | 5,575 | 7,124 |
| **Net revenues adjusted** | 966 | 1,066 | 1,179 | 5,115 | 5,662 | 5,575 | 7,124 |
| **Provision for credit losses** | 4 | 3 | 8 | 24 | 32 | -4 | 11 |
| **Total operating expenses reported** | 1,158 | 1,160 | 1,371 | 4,922 | 5,172 | 5,522 | 9,004 |
| Goodwill impairment | - | - | - | - | - | - | -2,690 |
| Restructuring expenses | -79 | -66 | -73 | -246 | -154 | -220 | -97 |
| Major litigation provisions | - | -10 | - | -10 | - | -7 | -240 |
| Expenses related to business sales | - | - | -8 | - | -8 | - | - |
| **Total operating expenses adjusted** | 1,079 | 1,084 | 1,290 | 4,666 | 5,010 | 5,295 | 5,977 |
| **Pre-tax income/loss (-) reported** | -196 | -97 | -200 | 169 | 458 | 57 | -1,891 |
| Total adjustments | 79 | 76 | 81 | 256 | 162 | 227 | 3,027 |
| **Pre-tax income/loss (-) adjusted** | -117 | -21 | -119 | 425 | 620 | 284 | 1,136 |

**GM** in CHF mn

| | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|
| **Net revenues reported** | 4,980 | 5,551 | 5,497 | 6,826 |
| **Net revenues adjusted** | 4,980 | 5,551 | 5,497 | 6,826 |
| **Provision for credit losses** | 24 | 31 | -3 | 10 |
| **Total operating expenses reported** | 4,802 | 5,070 | 5,452 | 8,747 |
| Goodwill impairment | - | - | - | -2,661 |
| Restructuring expenses | -242 | -150 | -217 | -96 |
| Major litigation provisions | -10 | - | -7 | -231 |
| Expenses related to business sales | - | -8 | - | - |
| **Total operating expenses adjusted** | 4,550 | 4,912 | 5,228 | 5,759 |
| **Pre-tax income/loss (-) reported** | 154 | 450 | 48 | -1,931 |
| Total adjustments | 252 | 158 | 224 | 2,988 |
| **Pre-tax income/loss (-) adjusted** | 406 | 608 | 272 | 1,057 |

CREDIT SUISSE
February 14, 2019
61

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items (7/7)

| SRU in USD mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **-174** | **-158** | **-153** | **-725** | **-905** | **-1,285** | **557** |
| Real estate gains | - | - | - | -1 | - | -4 | - |
| Gains (-)/losses on business sales | - | - | - | - | -39 | 6 | - |
| **Net revenues adjusted** | **-174** | **-158** | **-153** | **-726** | **-944** | **-1,283** | **557** |
| **Provision for credit losses** | **-1** | **3** | **3** | **1** | **31** | **115** | **138** |
| **Total operating expenses reported** | **124** | **153** | **306** | **690** | **1,243** | **4,353** | **3,130** |
| Restructuring expenses | 31 | -28 | -19 | -21 | -59 | -123 | -158 |
| Major litigation provisions | -45 | -8 | -91 | -120 | -275 | -2,646 | -295 |
| Expenses related to business sales | -1 | -3 | - | -5 | - | - | - |
| **Total operating expenses adjusted** | **109** | **114** | **196** | **544** | **909** | **1,584** | **2,677** |
| **Pre-tax income/loss (-) reported** | **-297** | **-314** | **-462** | **-1,416** | **-2,179** | **-5,753** | **-2,711** |
| Total adjustments | 15 | 39 | 110 | 145 | 295 | 2,771 | 453 |
| **Pre-tax income/loss (-) adjusted** | **-282** | **-275** | **-352** | **-1,271** | **-1,884** | **-2,982** | **-2,258** |

| SRU in CHF mn | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|
| **Net revenues reported** | **-708** | **-886** | **-1,271** | **511** |
| Real estate gains | -1 | - | -4 | - |
| Gains (-)/losses on business sales | - | -38 | 6 | - |
| **Net revenues adjusted** | **-709** | **-924** | **-1,269** | **511** |
| **Provision for credit losses** | **1** | **32** | **111** | **137** |
| **Total operating expenses reported** | **672** | **1,217** | **4,377** | **3,026** |
| Restructuring expenses | -21 | -57 | -121 | -156 |
| Major litigation provisions | -117 | -269 | -2,693 | -290 |
| Expenses related to business sales | -4 | - | - | - |
| **Total operating expenses adjusted** | **530** | **891** | **1,563** | **2,580** |
| **Pre-tax income/loss (-) reported** | **-1,381** | **-2,135** | **-5,759** | **-2,652** |
| Total adjustments | 141 | 288 | 2,816 | 446 |
| **Pre-tax income/loss (-) adjusted** | **-1,240** | **-1,847** | **-2,943** | **-2,206** |

| Corp. Ctr. in CHF mn | 4Q18 | 3Q18 | 4Q17 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|---|---|
| **Net revenues reported** | **84** | **52** | **45** | **100** | **85** | **71** | **561** |
| Fair value on own debt | - | - | - | - | - | - | -298 |
| Real estate gains | -4 | - | - | -4 | - | - | - |
| Gains (-)/losses on business sales | 21 | - | - | 21 | 23 | 52 | - |
| **Net revenues adjusted** | **101** | **52** | **45** | **117** | **108** | **123** | **263** |
| **Provision for credit losses** | **-** | **-** | **-3** | **-** | **-** | **-1** | **-1** |
| **Total operating expenses reported** | **49** | **113** | **313** | **339** | **821** | **759** | **862** |
| Restructuring expenses | -1 | - | -2 | -2 | -14 | -7 | - |
| Major litigation provisions | - | - | -127 | - | -127 | - | - |
| **Total operating expenses adjusted** | **48** | **113** | **184** | **337** | **680** | **752** | **862** |
| **Pre-tax income/loss (-) reported** | **35** | **-61** | **-265** | **-239** | **-736** | **-687** | **-300** |
| Total adjustments | 18 | - | 129 | 19 | 164 | 59 | -298 |
| **Pre-tax income/loss (-) adjusted** | **53** | **-61** | **-136** | **-220** | **-572** | **-628** | **-598** |

CREDIT SUISSE
February 14, 2019
62

Notes  Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-4Q17, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders’ equity of CHF 41,902 mn as presented in our balance sheet. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,955 mn as presented in our balance sheet.  63  February 14, 2019  Abbreviations  Adj. = Adjusted; Adv. = Advisory; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; Corp. = Corporate(s); Corp. Ctr. = Corporate Center; DVA = Debit Valuation Adjustments; e.g. = for example; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General & Administrative; GAAP = Generally Accepted Accounting Principles; GM = Global Markets; HQLA = High Quality Liquid Assets; HY = High Yield; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IG = Investment Grade; inc. = income; Inst. = Institutional; ITS = International Trading Solutions; IWM = International Wealth Management; Lev. = Leveraged; mezz. = mezzanine; Mkts = Markets; NII = Net Interest Income; n/m = not meaningful; NNA = Net New Assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; Sov. = Sovereign; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; (U)HNW = (Ultra) High Net Worth; Underwr. = Underwriting; VaR = Value-at-Risk WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year on year

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: February 14, 2019
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer